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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              PRIMARK CORPORATION

                           (Name of Subject Company)

                              PRIMARK CORPORATION

                      (Name of Person(s) Filing Statement)

                        COMMON STOCK, WITHOUT PAR VALUE

                         (Title of Class of Securities)

                                   741903108

                     (CUSIP Number of Class of Securities)

                            MICHAEL R. KARGULA, ESQ.
                   EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                              PRIMARK CORPORATION
                        1000 WINTER STREET, SUITE 4300N
                          WALTHAM, MASSACHUSETTS 02451
                           TELEPHONE: (781) 466-6611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                WITH A COPY TO:

                           STEPHEN W. HAMILTON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                           TELEPHONE: (202) 371-7000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION.

    NAME AND ADDRESS. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Primark Corporation, a Michigan corporation ("Primark"). The address of the principal executive offices of Primark is 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02451-1241. The telephone number of the principal executive office of Primark is 781-466-6611.

    SECURITIES.  The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, without par value (the "Common Stock"), of Primark, including the associated common stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"). As of June 9, 2000, there were 20,308,103 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

    NAME AND ADDRESS. The name, business address, and business telephone number of Primark, which is the person filing this Schedule 14D-9, are set forth in
Item 1 above.

    TENDER OFFER. This Schedule 14D-9 relates to the offer by Marquee Acquisition Corporation, a Michigan corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson Corporation, an Ontario, Canada corporation ("Thomson"), disclosed in a Tender Offer Statement on Schedule TO, dated June 14, 2000 (the "Schedule TO"), to purchase all of the issued and outstanding Shares at a price of $38.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2000 and filed as Exhibit (a)(1) to the Schedule TO (the "Offer to Purchase"), and the related Letter of Transmittal (which, as may be amended and supplemented from time to time, together constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 5, 2000 (the "Merger Agreement"), among Thomson, Purchaser and Primark. The Merger Agreement provides, among other things, that as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Primark (the "Merger"), with Primark as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Thomson. At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Thomson, Purchaser or Primark or by shareholders who perfect appraisal rights, if any, under the Michigan Business Corporation Act ("MBCA")) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

    As set forth in the Schedule TO, the principal offices of Thomson and Purchaser are located at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto Dominion Centre, Toronto, Ontario, M5K 1A1, Canada and at Metro Center, One Station Place, Stamford, Connecticut 06902, respectively.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Certain contacts, agreements, arrangements or understandings between Primark or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this
Schedule 14D-9 and is incorporated herein by reference. Except as set forth in the response to this Item 3 or in Annex B attached hereto or as incorporated by reference herein, to the knowledge of Primark, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Primark or its affiliates and (1) Primark's executive officers, directors or affiliates, or (2) Thomson or Purchaser, or their respective executive officers, directors or affiliates.

    TREATMENT OF PRIMARK STOCK OPTIONS. The Merger Agreement provides that each outstanding option to purchase Shares which has been granted under Primark's stock plans, programs, arrangements and

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agreements, including those granted to the executive officers of Primark will be cancelled. In consideration thereof, at the Effective Time, Thomson will pay in cash an amount equal to the number of Shares subject to such option, whether or not vested or exercisable, as of the Effective Time multiplied by the excess, if any, of $38.00 over the exercise price per Share of such option. The aggregate cash value (measured by calculating the difference between $38.00 per share and the weighted average exercise price) for all "in-the-money" outstanding options held by Primark's directors and executive officers is approximately $47,144,258.

    TREATMENT OF SCORELAB STOCK OPTIONS. Certain executive officers of Primark hold outstanding options to purchase shares of common stock of ScoreLab, Inc., an indirect wholly owned subsidiary of Primark ("ScoreLab"). Under the terms of the ScoreLab stock option plan, the stock options would vest prior to the change of control of Primark. In addition, the option plan provides that unexercised options will expire upon consummation of the change of control of Primark. Prior to the occurrence of these events, Thomson, Primark and ScoreLab intend to review their alternatives to properly incentivize and compensate employees of ScoreLab.

    EMPLOYMENT AND SEVERANCE AGREEMENTS. The purchase of Shares pursuant to the Offer and/or consummation of the Merger will constitute a "change of control" of Primark for purposes of employment and severance agreements Primark has entered into with Joseph E. Kasputys, Primark's Chairman, President and Chief Executive Officer, Stephen H. Curran, Primark's Executive Vice President and Chief Financial Officer, Michael R. Kargula, Primark's Executive Vice President, General Counsel and Secretary, Steven L. Schneider, President and Chief Executive Officer of Primark's Global e-Commerce division, and certain other key employees, including officers of Primark. If Messrs. Kasputys, Curran, Kargula and Schneider are terminated by Primark without "cause" (as defined in the relevant agreement), or choose to terminate their employment for "good reason" (as defined in the relevant agreement), at any time within three years of the change of control, then such officers will receive a lump sum payment, equal to, in the case of Messrs. Kasputys, Curran, Kargula and Schneider, three times the average of the aggregate annual salary, bonus, and benefits (other than stock option gains and, in the case of Mr. Schneider, certain specified bonuses and benefits) included in the gross income of such officer during the five years preceding the Effective Time of the Merger (or such shorter period of employment). If the other key employees are terminated by Primark without "cause," or choose to terminate their employment for "good reason," at any time within a designated period following a change of control, then such employees will receive, generally, a lump sum payment equal to a multiple of the average of the aggregate annual compensation included in the gross income of such employee during the five years preceding the change of control (or such shorter period of employment). Messrs. Kasputys, Curran and Kargula have entered into letter agreements with Primark, in connection with the Offer and the Merger, in which they agree not to terminate their employment as a result of their change in status as officers of a public company prior to the later of the Effective Time of the Merger and January 1, 2001. Mr. Schneider has also entered into a letter agreement with Primark in which he has agreed not to terminate his employment as a result of his change in status as an officer of a public company. The agreements with Messrs. Kasputys, Curran, Kargula and Schneider provide that such agreements are the sole documents governing the payment of severance in connection with the termination of such officers' employment. In addition, these agreements place restrictions on the ability of Messrs. Kasputys, Curran, Kargula, and Schneider to engage in competition with Primark and to hire employees of Primark, and also require that they maintain the confidentiality of Primark's confidential information.

    In connection with the transactions contemplated by the Merger Agreement, Mr. Schneider and eight other key employees of subsidiaries of Primark have entered into employment agreements, effective as of the Effective Time of the Merger, in each case with the Primark subsidiary by which they are currently employed. Pursuant to these employment agreements, each of these individuals will continue to be employed by their respective employers in comparable positions and performing comparable duties to those previously held or performed, such employment to commence at the Effective Time of the Merger and to continue for a period ending on the eighteen-month anniversary of the Effective Time, unless

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earlier terminated in accordance with the terms of their respective agreements.
These agreements generally provide that the employees will be entitled to receive at least the same salary and bonus and comparable benefits to those that each was entitled to receive before the Effective Time. In addition, in each case, if the employee remains employed by the Primark subsidiary at the end of the eighteen-month term, the employee will receive a special bonus paid in a lump sum on the expiration of the eighteen-month term equal to one-half of the employee's annual salary then in effect, and, unless the employer has previously offered to renew the employment agreement on commercially reasonable terms, and at least equal to the terms in these new agreements, then the employee will also receive a continuation of his or her annual salary for the twelve months following the expiration of the eighteen-month term and certain insurance benefits for the twelve-month period. These agreements place restrictions on the ability of these employees to engage in competition with Primark and to hire employees of Primark, and also require that the employees maintain the confidentiality of Primark's confidential information.

    In addition, a new employment agreement was entered into with an executive to continue his existing part-time employment for twelve months after the Effective Time. This executive will provide senior advisory services to both Thomson Financial and Primark management. At the end of the twelve-month term, the executive will receive all earned but unpaid deferred compensation.

    Four other key employees of a United Kingdom subsidiary of Primark entered into amendments to their existing employment contracts with that subsidiary that provide that they will not exercise their rights to terminate their contracts prior to the eighteen-month anniversary of the Effective Time and further provide for the payment of certain lump sum bonuses if still employed by the subsidiary eighteen months after the Effective Time and, in two cases, provide for the establishment of a long-term incentive plan.

    RETIREMENT BENEFITS. Under the terms of Mr. Kasputys' employment agreement with Primark, upon his retirement he will receive annual retirement compensation for life in an amount which will equal 55% of Mr. Kasputys' salary (not including bonus) during his final year prior to retirement. In addition, Mr. Kasputys' spouse will be entitled to certain benefits in the event
Mr. Kasputys predeceases his spouse. Thomson has guaranteed Primark's obligation relating to Mr. Kasputys' retirement benefits.

    In addition, the Primark Board of Directors recognized the long tenure and extraordinary services provided to Primark by Messrs. Curran and Kargula by providing that, upon their termination of employment, they will be deemed to be retired under Primark's Supplemental Death Benefit and Retirement Income Plan. Under that plan, each of Messrs. Curran and Kargula will receive an annual cash retirement payment from Primark equal to 20% of their respective final annual salary for each of the first ten years following such officer's attainment of age 62.

    Also, under Primark's Supplemental Death Benefit and Retirement Income Plan, each non-employee director leaving the Board of Directors following a change of control will be entitled to receive a cash payment of $150,000.

    EMPLOYEE BENEFITS MATTERS. The Merger Agreement provides that, following the Effective Time, the Surviving Corporation and its successors will provide those persons that, immediately prior to the Effective Time, were employees of Primark or any of its subsidiaries with employee plans and programs that provide benefits that are no less favorable, in the aggregate, than those provided to similarly situated employees of Thomson's Thomson Financial group.

    DIRECTORS' AND OFFICERS' INSURANCE; INDEMNIFICATION. The Merger Agreement provides that for a period of six years from the Effective Time, the By-laws of the Surviving Corporation will contain provisions no less favorable, with respect to indemnification, than the provisions contained in Primark's current By-laws.

    In addition, the Merger Agreement provides that for a period of six years from the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each present and former director, officer or employee of Primark or any of its subsidiaries (the "Indemnified Parties") with respect to any acts and omissions occurring at or prior to the Effective Time or arising out of or pertaining to the transactions contemplated by the Merger Agreement. The

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Surviving Corporation will pay, as incurred, such Indemnified Party's reasonable legal fees and expenses incurred in connection therewith.

    The Merger Agreement also provides that the Surviving Corporation will maintain in effect, for six years from the Effective Time, Primark's existing directors' and officers' liability insurance or substitute coverage containing terms and conditions not materially less favorable, provided that Thomson is not required to spend an amount in excess of 200% of the annual premiums currently paid by Primark for such insurance.

    SHAREHOLDERS AGREEMENT. Thomson, Purchaser and Messrs. Kasputys, Curran and Kargula have entered into a Shareholders Agreement, dated as of June 5, 2000, providing, among other things, that they will (1) tender their Shares into the Offer and not withdraw those Shares prior to termination of the Offer, and
(2) vote their Shares in favor of the approval and adoption of the Merger Agreement and the Merger and against any action that would materially delay or impair Primark's ability to consummate the transactions contemplated by the Merger Agreement. Nothing in this agreement prevents or interferes with the performance by any of Messrs. Kasputys, Curran or Kargula of his obligations in his capacity as an officer or director of Primark, as the case may be, including the fulfillment of Mr. Kasputys' fiduciary duties as a director.

    THE MERGER AGREEMENT. A summary of the material provisions of the Merger Agreement is included in the Offer to Purchase, which is being mailed to shareholders together with this Schedule 14D-9, and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    RECOMMENDATION OF THE BOARD OF DIRECTORS. At a meeting held on June 4, 2000, the Primark Board of Directors unanimously determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Primark's shareholders and unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Primark Board of Directors unanimously recommends that Primark's shareholders accept the Offer and tender their Shares pursuant to the Offer.

    BACKGROUND. In the second half of February 2000, Joseph E. Kasputys, Primark's Chairman, President and Chief Executive Officer, received a telephone call from Patrick J. Tierney, President and Chief Executive Officer of Thomson Financial, requesting a meeting to discuss how Thomson Financial and Primark might work together. Subsequently, Mr. Kasputys received a telephone call from a representative of Compass Partners International, LLC, a financial advisory and investment firm, who stated he would be representing Thomson and that Thomson was interested in a possible business combination with Primark. A few days prior to the scheduled March 20, 2000 meeting, the Compass representative contacted Mr. Kasputys to ask if he had any objection to Richard J. Harrington, Thomson's President and Chief Executive Officer, attending the meeting in lieu of Mr. Tierney. Mr. Kasputys responded that he would be willing to meet with Mr. Harrington.

    On March 20, 2000, Messrs. Kasputys and Harrington met to discuss the financial information industry and the operations of Primark and Thomson.
Mr. Harrington raised the possible acquisition of Primark by Thomson, indicating that the respective financial information businesses were very complementary and that Thomson Financial was extremely interested in Primark's strong management team and capable staff.

    Immediately following this meeting, Mr. Kasputys contacted Deutsche Bank Securities Inc. ("Deutsche Bank") and had several discussions with them regarding the valuation of Primark.

    On March 22, 2000, Mr. Harrington sent Mr. Kasputys a letter indicating that Thomson would be willing to pay no less than $31.00 per Share in cash to acquire Primark. The proposal also indicated a

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willingness to pay an additional 10% depending on the results of Thomson's due diligence review of Primark and the parties' ability to reach an agreement on a transaction in an accelerated fashion.

    After reviewing Thomson's offer with members of Primark's Board of Directors and with Deutsche Bank, Mr. Kasputys sent a letter, dated March 31, 2000, to Mr. Harrington indicating that Primark was not willing to proceed further based on Thomson's proposal. Thomson responded by requesting further information from Primark's management to determine whether a higher offer might be justified.

    As a result of Thomson's request for additional information, Primark and Thomson entered into a confidentiality agreement, dated as of April 4, 2000. A few days later, Mr. Kasputys and Mr. Tierney had a meeting at Primark's executive offices in Waltham, Massachusetts to discuss Primark's business.

    On April 7, 2000, Deutsche Bank provided Mr. Kasputys with a draft preliminary valuation analysis of Primark.

    On April 8, 2000, Mr. Kasputys, Stephen H. Curran, Primark's Executive Vice President and Chief Financial Officer, Michael R. Kargula, Primark's Executive Vice President, General Counsel and Secretary, and certain members of Primark's financial staff met with Mr. Tierney, James Schroeder, Thomson's Vice President for Tax, Sharon Rowlands, Chief Operating Officer of Thomson Financial, and Raymond Fagan, Chief Financial Officer of Thomson Financial, at Primark's executive offices in Waltham, Massachusetts to discuss Primark's business.

    Following this meeting, Mr. Tierney called Mr. Kasputys to request certain additional information to assist Thomson in its valuation of Primark.

    During the week of April 10, 2000, Deutsche Bank and Mr. Kasputys held additional discussions regarding the valuation of Primark. Deutsche Bank provided a revised valuation analysis to Mr. Kasputys on April 14, 2000. After further revisions, Deutsche Bank's valuation analysis was distributed to Primark's Board of Directors on April 21, 2000.

    On May 8, 2000, Mr. Harrington contacted Mr. Kasputys to inform him that Thomson would be making a revised proposal shortly after Thomson's scheduled board meeting on May 18, 2000. Mr. Harrington again stated this intention to Mr. Kasputys on May 11, 2000.

    On May 22, 2000, Mr. Harrington sent a letter to Mr. Kasputys detailing a revised proposal to acquire Primark at $36.50 per Share in cash, subject to limited due diligence and the execution of a mutually acceptable definitive merger agreement. Later that day, after consulting with Deutsche Bank, Mr. Kasputys called Mr. Harrington to indicate that Primark would consider a proposal if Thomson was willing to increase its offer to $38.00 per Share.
Mr. Harrington informed Mr. Kasputys that Thomson would consider acquiring Primark at $38.00 per Share in cash if Thomson was satisfied with the results of its due diligence review and the parties were able to negotiate a mutually acceptable definitive merger agreement.

    On May 24, 2000, Messrs. Kasputys and Kargula met with Messrs. Harrington, Tierney, Robert D. Daleo, Thomson's Chief Financial Officer, and Michael S. Harris, Thomson's Senior Vice President, General Counsel and Secretary, at Thomson's executive offices in Stamford, Connecticut. At this meeting, the parties discussed issues relating to personnel and the timing of Thomson's due diligence review of Primark.

    Also on May 24, 2000, outside legal counsel for Thomson delivered a draft of the Merger Agreement to Primark's outside legal counsel. From May 24, 2000 through June 4, 2000, the parties, together with their respective outside legal counsel, conducted negotiations with respect to the Merger Agreement, the Shareholders Agreement, employment agreements for certain key employees of Primark, and agreements relating to certain change of control agreements between Primark and some of its executive officers.

    In addition, on May 24, 2000, representatives of Thomson commenced due diligence at Primark's offices in Waltham, Massachusetts. Subsequently, employees of Thomson and representatives of its outside

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legal counsel and independent auditors joined the due diligence review, which continued through June 4, 2000.

    On May 26, 2000, representatives of Deutsche Bank presented an updated Primark valuation analysis to the Primark Board of Directors at a meeting held in Waltham, Massachusetts. The terms of the proposed transaction and probable roles of key members of the Primark management team were also discussed.

    At a meeting of the Primark Board of Directors held on June 4, 2000, the Primark Board of Directors unanimously determined that the terms of the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Primark's shareholders, unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that Primark shareholders accept the Offer and tender their Shares pursuant to the Offer. At the June 4, 2000 Primark Board meeting, Deutsche Bank delivered to the Primark Board of Directors its oral opinion (confirmed by delivery of a written opinion) to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limits on the review undertaken in connection with the opinion, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to Primark's shareholders.

    On June 5, 2000, Thomson, Purchaser and Primark executed and delivered the Merger Agreement and issued a press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

    REASONS FOR THE RECOMMENDATION BY PRIMARK'S BOARD OF DIRECTORS; FACTORS CONSIDERED. In approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that Primark's shareholders accept the Offer and tender their Shares pursuant to the Offer, Primark's Board of Directors considered a number of factors, including:

1. The historical market prices and recent trading activity of Primark's common stock, including the fact that the Offer Price represents (i) a premium of 31.0% over the closing price of Primark's common stock on June 2, 2000, the last full trading day prior to the public announcement of the Offer and the Merger, (ii) a premium of 46.0% and 48.7%, respectively, over the closing prices of Primark's common stock one week and four weeks prior to the last full trading day prior to the public announcement of the Offer and the Merger, and (iii) a premium of 29.9% over the 52-week high price of Primark's common stock.

2. The fairness opinion of Deutsche Bank rendered at the meeting of the Primark Board of Directors held on June 4, 2000 as well as the valuation analyses performed by Deutsche Bank and presented to the Board of Directors in connection with the fairness opinion. The full text of the written opinion, dated June 4, 2000, of Deutsche Bank, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached to this
    Schedule 14D-9 as Annex A and is filed as Exhibit (e)(2) hereto. Shareholders are urged to read the opinion in its entirety.

3. The fact that the consideration and other terms of the Merger Agreement resulted from arms-length negotiations between Primark and Thomson, and the Primark Board's belief that $38.00 per Share represented the highest per Share consideration that could be negotiated with Thomson.

4. The fact that Thomson's Offer Price exceeds any bid received by Primark during its 1998 strategic review, during which Primark reviewed the trends in the financial information industry, had discussions with other companies regarding business combinations and other extraordinary transactions, and contemplated the risks and uncertainties associated with such transactions.

5. The fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a second-step Merger for the same consideration, thereby enabling Primark's shareholders to obtain the benefits of the transaction at the earliest possible time.

6. The fact that Thomson's and Purchaser's obligations under the Offer are not subject to any financing condition and the financial strength of Thomson.

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7.  The limited ability of Thomson or Purchaser to terminate the Offer or the
    Merger Agreement.

8. The fact that the Merger Agreement permits Primark to furnish information to, and participate in negotiations with, third parties in response to an unsolicited acquisition proposal if (i) the Primark Board of Directors determines in good faith, after receiving the advice of outside legal counsel, that such action is required by the fiduciary duties of the Board under applicable law, (ii) the Primark Board determines in good faith that the acquisition proposal constitutes, or may reasonably be expected to lead to, a superior proposal, and (iii) after giving notice to Thomson and Purchaser, Primark enters into a customary confidentiality agreement, on terms no less favorable to Primark than those contained in Primark's confidentiality agreement with Thomson. A superior proposal is a bona fide written proposal, not solicited, initiated or encouraged in violation of the Merger Agreement, made by a third person to acquire, directly or indirectly, for consideration consisting of cash and/or securities, all of the Shares or all or substantially all of Primark's assets, if the Board reasonably determines (after consultation with its financial advisor and outside counsel) (x) that the proposed transaction would be more favorable from a financial point of view to Primark's shareholders than the Offer and the Merger, taking into account at the time of determination any changes to the terms of the Merger Agreement that as of that time had been proposed by Thomson, and (y) that the person or entity making the superior proposal is capable of consummating the proposal (based upon, among other things, the availability of financing and the degree of certainty of obtaining financing, the expectation of obtaining required regulatory approvals and the identity and background of such person).

9. The fact that the Merger Agreement permits the Primark Board of Directors to withdraw or modify its approval or recommendation of the Offer and the Merger if, prior to the acceptance for payment of Shares pursuant to the Offer, in connection with an acquisition proposal, the Primark Board of Directors determines in good faith (i) after having received advice from outside counsel, that such action is required by the fiduciary duties of the Board under applicable law and (ii) that the acquisition proposal constitutes a superior proposal.

10. The belief of the Primark Board that the combined company would provide advancement opportunities for Primark employees and the fact that certain key employees would be entering into employment agreements to be effective after the Effective Time of the Merger.

11. That, though the Offer gives Primark shareholders the opportunity to realize a premium over the price at which the Shares traded prior to the public announcement of the Offer and the Merger, the consummation of the Offer and the Merger would eliminate the opportunity for Primark shareholders to participate in any future growth in the profits and equity valuation of Primark or of the combined company.

12. The risks and uncertainties of further execution of Primark's business plan focusing on Internet and wireless products and services.

13. The consents and approvals required to consummate the Offer and the Merger and the prospects for receiving all such consents and approvals on a timely basis.

14. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement.

    The foregoing discussion of the information and factors considered by the Primark Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Primark Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

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    INTENT TO TENDER.  To Primark's knowledge after reasonable inquiry, all of
Primark's executive officers, directors and affiliates intend to tender all Shares held of record or beneficially by them pursuant to the Offer (other than options to acquire Shares).

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    Pursuant to a letter agreement dated June 10, 1997, Primark engaged Alex. Brown & Sons Incorporated ("Alex. Brown"), which subsequently became part of Deutsche Bank, to act as its financial advisor in connection with evaluating and developing a response to several unsolicited overtures to Primark that might have led to a sale, merger, business combination or similar transaction involving Primark. Although the matters for which Alex. Brown had been originally engaged had not resulted in any transaction, the Offer and the Merger were within the parameters of the original engagement, which continued to be in effect. As compensation for Deutsche Bank's services in connection with the Offer and the Merger, Primark has paid Deutsche Bank a cash fee of $1,000,000 and has agreed to pay an additional cash fee of approximately $4,385,000 if the Offer and the Merger are consummated. Regardless of whether the Offer and the Merger are consummated, Primark has agreed to reimburse Deutsche Bank for all reasonable fees and disbursements of Deutsche Bank's counsel and all of Deutsche Bank's reasonable travel and other out-of-pocket expenses incurred in connection with the Offer and the Merger or otherwise arising out of the retention of Deutsche Bank under the letter agreement. Primark has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement or the Offer and the Merger.

    A summary of the material provisions of the agreement between Thomson, Purchaser and Morgan Stanley & Co. Incorporated, in its capacity as Dealer Manager, is included in the Offer to Purchase and is incorporated herein by reference.

    A summary of the material provisions of the agreement between Thomson, Purchaser and Innisfree M&A Incorporated, in its capacity as Information Agent, is included in the Offer to Purchase and is incorporated herein by reference.

    A summary of the material provisions of the agreement between Thomson, Purchaser and ChaseMellon Shareholder Services, L.L.C., in its capacity as Depositary, is included in the Offer to Purchase and is incorporated herein by reference.

    Except as disclosed herein, neither Primark nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Except as set forth below, and other than ordinary course purchases under the Primark Corporation Savings and Stock Ownership Plan, no transactions in the Shares have been effected during the past 60 days by Primark or, to the best of Primark's knowledge, by any executive officer, director, affiliate or subsidiary of Primark.

    On May 18, 2000, Steven Lazarus, a director of Primark, exercised Primark stock options for 12,468 Shares at an exercise price of $7.625 per Share.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Schedule 14D-9, Primark is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for, or other acquisition of, Primark's securities by Primark, any subsidiary of Primark or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Primark or any subsidiary of Primark; (3) a purchase, sale, or transfer of a material amount of assets of Primark or any subsidiary of Primark; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Primark.

    Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Primark Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

    PRIMARK'S RIGHTS AGREEMENT. Each Right issued pursuant to the Rights Agreement (the "Rights Agreement"), dated May 29, 1997 between Primark and BankBoston, N.A., a national trust company (the "Rights Agent"), entitles the registered holder thereof to purchase one share of Common Stock at an exercise price of $138.00 per share, subject to adjustment. Generally, upon the earlier of (a) the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding Shares (an "Acquiring Person") or (b) the close of business on the tenth day following the commencement of a tender offer or exchange offer the consummation of which would result in that person becoming an Acquiring Person (the earliest of such dates being the "Distribution Date"), the Rights become exercisable and trade separately from the Common Stock. After the Distribution Date, in certain events, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, one share of Common Stock in exchange for 10% of the then current market price of the Common Stock. Following a Stock Acquisition Date (as defined in the Rights Agreement), upon the happening of certain events, each holder of each of the Rights (other than the Acquiring Person) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. In general, the Rights may be redeemed at a price of $0.01 per Right at any time until 10 days following a Stock Acquisition Date.

    Primark and the Rights Agent amended the Rights Agreement as of June 5, 2000 to provide, among other things, (1) that, so long as the Merger Agreement has not been terminated, no Distribution Date or Stock Acquisition Date will be deemed to have occurred, neither Thomson, Purchaser nor any of their affiliates or associates will be deemed to have become an Acquiring Person, and no "flip-in event" or "flip-over event" as described in the Rights Agreement will be deemed to have occurred, in each case by reason of execution or delivery of the Merger Agreement or the Shareholders Agreement, the making of the Offer, the acceptance for payment of Shares by Purchaser pursuant to the Offer, the consummation of the Merger and any other transactions contemplated by the Merger Agreement, and
(2) that the Rights will expire at the Effective Time of the Merger.

    SHORT FORM MERGER. Under Section 450.1711 of the MBCA, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger without the approval of Primark's remaining shareholders. However, if Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, approval of Primark's shareholders will be required under the MBCA to effect the Merger. Upon successful completion of the Offer, Purchaser would have a sufficient number of Shares to approve the Merger without the vote of any other Primark shareholder.

    APPRAISAL RIGHTS. Appraisal rights are not available to holders of Shares in connection with the Offer and may not be available to holders of Shares in connection with the Merger. If appraisal rights are available in connection with the Merger and the Merger is consummated, holders of Shares who have not voted in favor of the Merger or consented thereto in writing may have certain rights under the MBCA to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon any valuation method or combination of methods the Michigan court deems appropriate. The value so determined could be more or less than the price offered in the Merger.

    If any holder of Shares who demands appraisal under the MBCA fails to perfect, or effectively withdraws or loses his or her right to appraisal, as provided in the MBCA, each of the Shares of such holder will be converted into the price offered in the Merger in accordance with the Merger Agreement. A shareholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal and acceptance of the Merger. Failure to follow the steps required by the MBCA for perfecting appraisal rights may result in the loss of such rights.

    Shareholders who wish to exercise appraisal rights in connection with the Merger need not take any action at this time. If the Offer is consummated, Primark will distribute to the remaining shareholders additional information on the procedures to be followed to perfect their appraisal rights.

    SECTION 14(F) INFORMATION STATEMENT. The Information Statement attached at Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Primark Board of Directors other than at a meeting of Primark's shareholders.

ITEM 9. EXHIBITS.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
 (a)(1)                 Offer to Purchase, dated June 14, 2000 (incorporated herein by reference to Exhibit (a)(1) to Schedule TO filed by
                        Marquee Acquisition Corporation and The Thomson Corporation
                        on June 14, 2000).

 (a)(2)                 Form of Letter of Transmittal (incorporated herein by
                        reference to Exhibit (a)(2) to Schedule TO filed by Marquee
                        Acquisition Corporation and The Thomson Corporation on June
                        14, 2000).

 (a)(3)                 Letter to Shareholders of Primark Corporation, dated June
                        14, 2000, attached hereto.

 (e)(1)                 Agreement and Plan of Merger, dated as of June 5, 2000,
                        among The Thomson Corporation, Marquee Acquisition
                        Corporation and Primark Corporation (incorporated herein by reference to Exhibit (d)(1) to Schedule TO filed by Marquee
                        Acquisition Corporation and The Thomson Corporation on June
                        14, 2000).

 (e)(2)                 Opinion of Deutsche Bank Securities Inc., dated June 4,
                        2000, to the Board of Directors of Primark Corporation, attached hereto as Annex A.

 (e)(3)                 Shareholders Agreement, dated June 5, 2000, among The
                        Thomson Corporation, Marquee Acquisition Corporation, Joseph
                        E. Kasputys, Stephen H. Curran and Michael R. Kargula
                        (incorporated herein by reference to Exhibit (d)(3) to
                        Schedule TO filed by Marquee Acquisition Corporation and The
                        Thomson Corporation on June 14, 2000).

 (e)(4)                 Employment and Option Agreements between Primark Corporation and Joseph E. Kasputys, dated January 7, 1997 (incorporated herein by reference to Exhibit 10.11 to Primark's 1996 Form
                        10-K).

 (e)(5)                 Guarantee of The Thomson Corporation in favor of Joseph E.
                        Kasputys, dated June 5, 2000 (incorporated herein by
                        reference to Exhibit (d)(4) to Schedule TO filed by Marquee
                        Acquisition Corporation and The Thomson Corporation on
                        June 14, 2000).

 (e)(6)                 Form of Change of Control Compensation Agreement entered
                        into between Primark and selected executive officers
                        (incorporated herein by reference to Exhibit 10.60 to
                        Primark's 1996 Form 10-K); Form of Amendment dated
                        September 29, 1997 to the Change of Control Compensation
                        Agreement (incorporated herein by reference to Exhibit 10.3 to Primark's September 30, 1997 Form 10-Q).

 (e)(7)                 Letter Agreement, dated June 5, 2000, between Primark
                        Corporation and Joseph E. Kasputys (incorporated herein by reference to Exhibit (d)(7) to Schedule TO filed by Marquee
                        Acquisition Corporation and The Thomson Corporation on
                        June 14, 2000).

 (e)(8)                 Letter Agreement, dated June 5, 2000, between Primark
                        Corporation and Stephen H. Curran (incorporated herein by
                        reference to Exhibit (d)(5) to Schedule TO filed by Marquee
                        Acquisition Corporation and The Thomson Corporation on
                        June 14, 2000).

 (e)(9)                 Letter Agreement, dated June 5, 2000, between Primark
                        Corporation and Michael R. Kargula (incorporated herein by reference to Exhibit (d)(6) to Schedule TO filed by Marquee
                        Acquisition Corporation and The Thomson Corporation on
                        June 14, 2000).

 (e)(10) Form of Employment Agreement between Primark Corporation's subsidiary and key employee thereof, dated June 2, 2000.

 (e)(11)                Primark Corporation's Supplemental Death Benefit and
                        Retirement Income Plan Agreement, as amended and restated, dated March 25, 1986 (incorporated herein by reference to
                        Exhibit 19.1 to Primark's March 31, 1985 Form 10-Q);
                        Certified Copy of Resolution amending the Supplemental Death
                        Benefit and Retirement Income Plan Agreement (incorporated herein by reference to Exhibit 10.17 to Primark's 1991 Form
                        10-K); and Amendment dated September 28, 1992 (incorporated herein by reference to Exhibit 29.4 to Primark's September
                        30, 1992 Form 10-Q).

 (e)(12)                Amendment No. 1 to the Rights Agreement, dated as of June 5,
                        2000, between Primark Corporation and the Rights Agent.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       PRIMARK CORPORATION

                                                       By:  /s/ JOSEPH E. KASPUTYS
                                                            -----------------------------------------
                                                       Name: Joseph E. Kasputys
                                                       Title: CHAIRMAN, PRESIDENT & CEO

Dated:  June 14, 2000

                                                                         ANNEX A

                                                                          [LOGO]

DEUTSCHE BANC ALEX. BROWN

                                                         Deutsche Bank Securities Inc.
                                                         130 Liberty Street, MS 2331
                                                         New York, NY 10006

                                                         Tel 212 250-6000
                                                         Fax 212 250-6440

June 4, 2000

Board of Directors
Primark Corporation
1000 Winter Street, Suite 4300N
Waltham, MA 02451-1241

Ladies and Gentlemen:

    Deutsche Bank Securities Inc. ("Deutsche Bank") has acted as financial advisor to Primark Corporation ("Primark") in connection with the proposed acquisition of Primark by The Thomson Corporation (the "Company") pursuant to the Agreement and Plan of Merger, dated as of June 5, 2000, among the Company, Primark and Marquee Acquisition Corporation ("Company Sub"), a wholly owned subsidiary of the Company (the "Merger Agreement"), which provides, among other things, for a cash tender offer (the "Offer") by Company Sub for all issued and outstanding shares of common stock, no par value, of Primark ("Primark Common Stock") at a price of $38.00 in cash per share (the "Consideration"), and for a subsequent merger of Company Sub with and into Primark (the "Merger" and together with the Offer, the "Transaction"), as a result of which Primark will become a wholly owned subsidiary of the Company and each outstanding share of Primark Common Stock (other than shares held directly or indirectly by the Company or Primark and shares as to which dissenters' rights have been perfected) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and related documents.

    You have requested Deutsche Bank's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Primark Common Stock of the Consideration to be received by them in connection with the Transaction.

    In connection with Deutsche Bank's role as financial advisor to Primark, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning Primark and certain internal analyses and other information furnished to it by Primark. Deutsche Bank has also held discussions with members of the senior managements of Primark regarding the businesses and prospects of Primark. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for Primark Common Stock, (ii) compared certain financial and stock market information for Primark with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

    Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Primark, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information and Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Primark. With respect to the financial forecasts and projections made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Primark, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

    For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Primark, Company Sub and the Company contained in the Merger Agreement are true and correct and that Primark, Company Sub and the Company will each perform all of the covenants and agreements to be performed by it under the Merger Agreement.

    In connection with Deutsche Bank's role as financial advisor to Primark and in arriving at its opinion, Deutsche Bank was not requested by Primark to solicit, and did not solicit, interest from any other person with respect to the acquisition of Primark or any of its assets.

    This opinion is addressed to, and for the use and benefit of, the Board of Directors of Primark and is not a recommendation to the stockholders of Primark Common Stock to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to the holders of Primark Common Stock of the Consideration to be received by them in connection with the Transaction, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Primark to engage in the Transaction.

    Deutsche Bank will be paid a fee for its services as financial advisor to Primark in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). One or more members of the DB Group have, from time to time, provided investment banking and other financial services to Primark and the Company or their affiliates for which it has received or will receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Primark and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

    Based upon and subject to the foregoing, it is Deutsche Bank's opinion as investment bankers that the Consideration to be received in connection with the Transaction is fair, from a financial point of view, to the holders of Primark Common Stock.

                                          Very truly yours,

                                          /s/ DEUTSCHE BANK SECURITIES INC.
                                          DEUTSCHE BANK SECURITIES INC.

                                                                         ANNEX B

                              PRIMARK CORPORATION
                        1000 WINTER STREET, SUITE 4300N
                       WALTHAM, MASSACHUSETTS 02451-1241

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This information statement ("Information Statement") is being mailed on or about June 14, 2000 as part of the Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") to holders of record of shares of common stock, without par value (the "Common Stock" or the "Shares"), of Primark Corporation, a Michigan corporation ("Primark"). You are receiving this Information Statement in connection with the possible election of persons designated by Marquee Acquisition Corporation, a Michigan corporation ("Purchaser") and a wholly owned subsidiary of The Thomson Corporation, an Ontario, Canada corporation ("Thomson"), to a majority of seats on the Board of Directors of Primark (the "Board"). As of June 5, 2000, Primark entered into an Agreement and Plan of Merger (the "Merger Agreement") among Thomson, Purchaser and Primark pursuant to which Purchaser is required to commence a tender offer for all of the issued and outstanding shares of Common Stock, including the associated common stock purchase rights, at a price per Share of $38.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated June 14, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to Primark's shareholders and are filed as Exhibits (a)(1) and (a)(2) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Thomson with the Securities and Exchange Commission (the "SEC") on June 14, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Michigan Business Corporation Act (the "MBCA"), Purchaser will be merged with and into Primark (the "Merger"). Following consummation of the Merger, Primark will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Thomson. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares that are owned by Thomson, Purchaser, any of their respective subsidiaries, Primark or any of its subsidiaries, and Shares held by shareholders of Primark who perfect their appraisal rights, if any, under the
MBCA) will be converted into the right to receive $38.00 in cash or any greater amount per Share paid pursuant to the Offer.

    Purchaser commenced the Offer on June 14, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 12, 2000, unless it is extended by Purchaser in accordance with the terms and conditions of the Merger Agreement.

    The Merger Agreement provides that, upon the consummation of the Offer, Primark will cause certain designees of Purchaser (the "Purchaser Designees") to be elected to the Board. If, however, the Merger Agreement is terminated or if Purchaser does not accept Shares tendered for purchase, then Purchaser will not have any right to designate directors for election to the Board.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

                            THE PURCHASER DESIGNEES

    Promptly upon the purchase of Shares pursuant to the Offer, pursuant to the terms of the Merger Agreement, Purchaser will be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (1) the total number of directors on the Board (giving effect to the election of any additional directors elected pursuant to the Merger Agreement) and (2) the percentage that the number of Shares owned by Purchaser or any of its affiliates bears to the total number of Shares outstanding, and Primark will take all action within its power reasonably necessary to cause Purchaser Designees to be elected to the Board, including increasing the size of the Board or securing the resignations of incumbent directors, or both. At such time, Primark also will use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage as persons designated by Purchaser constitute on the Board of
(i) each committee of the Board, (ii) each board of directors of each subsidiary of Primark, and (iii) each committee of each such Board, in each case only to the extent permitted by law. Prior to the Effective Time of the Merger, two members of the Board, in addition to Primark's Chief Executive Officer, who were directors of Primark prior to consummation of the Offer will remain as directors of Primark until the Effective Time.

    The directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation, until the next annual meeting of shareholders of the Surviving Corporation and until their respective successors are duly elected or appointed and qualified.

    Purchaser has informed Primark that it will choose the Purchaser Designees from among the individuals listed below. Each of the following individuals has consented to serve as a director of Primark if appointed or elected. None of the Purchaser Designees currently is a director of, or holds any positions with, Primark. Purchaser has advised Primark that, to the best of Purchaser's knowledge, except as set forth below, none of the Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Primark nor has any such person been involved in any transaction with Primark or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Purchaser and Primark that have been described in the Schedule TO or the Schedule 14D-9.

    The name, age, current business address, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Except for Alan M. Lewis, who is a citizen of Canada, Great Britain and South Africa, David J. Hulland, Martin B. Jones and Stuart Garner who are citizens of Great Britain and Richard J. Harrington, Brian Hall, Patrick Tierney, Ronald Schlosser, Michael Harris, Steven Denning, Vance Opperman, David Shaffer, Robert Daleo, Robert Christie, Theron Hoffman, John Kechejian and Janey Loyd who are citizens of the United States, each such person is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Thomson.

                                                                 PRESENT PRINCIPAL OCCUPATION OR
                                                               EMPLOYMENT; MATERIAL POSITIONS HELD
                 NAME, AGE AND                                    DURING THE PAST FIVE YEARS AND
            CURRENT BUSINESS ADDRESS                                BUSINESS ADDRESSES THEREOF
------------------------------------------------   ------------------------------------------------------------
Kenneth R. Thomson, 76                             Chairman of Thomson since July 1978. Director of Thomson
The Woodbridge Company Limited                     since July 1976. Chairman of The Woodbridge Company Limited
65 Queen Street West                               ("Woodbridge"), 65 Queen Street West, Toronto, Ontario M5H
Toronto, Ontario M5H 2M8                           2M8, Canada, since March 1979. Director of Woodbridge since
Canada                                             August 1956.

John A. Tory, 69                                   Deputy Chairman of Thomson from February 1978 to December
The Woodbridge Company Limited                     31, 1997. Director of Thomson since February 1978. Director
65 Queen Street West                               of Abitibi Consolidated, Inc., 207 Queens Quay West,
Toronto, Ontario M5H 2M8                           Toronto, Ontario M5J 2P5, Canada, since September 1965.
Canada                                             Director of Rogers Communications Inc., 40 King Street West,
                                                   Toronto, Ontario M5H 3Y2, Canada, since December 1979.
                                                   Director, Sun Life Insurance Company of Canada, 150 King
                                                   Street West, Toronto, Ontario M5H 1J9, Canada, from December
                                                   1971 to 1994. Director of Woodbridge, 65 Queen Street West,
                                                   Toronto, Ontario M5H 2M8, Canada, since October 1967.
                                                   President of Woodbridge from March 1979 to 1998. Director of
                                                   Hudson's Bay Company, 401 Bay Street, Toronto, Ontario M5H
                                                   2Y4, Canada, since May 1979. Deputy Chairman and Director of
                                                   Markborough Properties Inc., One Dundas Street West, Suite
                                                   2800, Toronto, Ontario M5G 2J2, since September 1989.
                                                   Director of The Thomson Corporation PLC, First Floor, the
                                                   Quandrangle, 180 Wardour Street, W1A 4YG, England, since
                                                   December 1977. Director of the Royal Bank of Canada, Royal
                                                   Bank Plaza, 9(th) Floor, South Tower, Toronto, Ontario M5J
                                                   2J5 from 1971 to 2000.

                                                                 PRESENT PRINCIPAL OCCUPATION OR
                                                               EMPLOYMENT; MATERIAL POSITIONS HELD
                 NAME, AGE AND                                    DURING THE PAST FIVE YEARS AND
            CURRENT BUSINESS ADDRESS                                BUSINESS ADDRESSES THEREOF
------------------------------------------------   ------------------------------------------------------------
Ronald D. Barbaro, 68                              Director of Thomson since May 1993. Director, Clairvest
Ontario Lottery and Gaming Corporation             Group Inc., Suite 1700, 22 St. Clair Avenue East, Toronto,
4120 Yonge Street, Suite 420                       Ontario M4V 2S3, Canada, from September 1994 to 1998.
Toronto, Ontario M2P 2158                          Director of Equifax Canada, 7171 Jean Talon East, Anjou,
Canada                                             Quebec H1M 3N2, Canada, since June 1997. Director of
                                                   ChoicePoint, Inc., 1000 Alderman Drive, Alpharetta, Georgia
                                                   30005, since July 1997. Director of Prudential of America
                                                   Life Insurance Company of Canada ("PALI"), c/o Prudential of
                                                   America Insurance Co. (Canada), 200 Consilium Place,
                                                   Scarborough, Ontario M1H 3E6, Canada, since January 1991.
                                                   Chairman of PALI from 1992 to January 1997. President of
                                                   Prudential Insurance Company of America, Inc., 260 Madison
                                                   Avenue, Second Floor, New York, New York 10116, from 1990 to
                                                   1993. President of Worldwide Operations Prudential Insurance
                                                   Company of America-Canada, from 1985 to 1990. Director of
                                                   Equifax Inc., 1600 Peachtree Street, N.W., Atlanta, Georgia
                                                   30309, from April 1992 to July 1997. Director, Canbra Foods
                                                   Ltd., P.O. Box 99, 2415 2nd Avenue "A" North, Lethbridge,
                                                   Alberta, T1J 3Y4, Canada, since July 1988; interim-Chairman since March 1996; Chairman since March 1997. Director,
                                                   Consoltex Group Inc., 8555 TransCanada Highway, Ville Saint-
                                                   Laurent, Quebec H4S 1Z6, Canada, since May 1997. Director,
                                                   Flow International Corporation, 2300-64th Avenue South,
                                                   Kent, Washington 98032, since 1995. Chairman, Natraceuticals
                                                   Inc., 8290 Woodbine Avenue, Markham, Ontario L3R 9W9,
                                                   Canada, since February 1997. Director, Signature Security
                                                   Group Inc., 26-28 Market Street, Sydney, NSW, Australia,
                                                   since March 1997. Director, VoxCom Incorporated,
                                                   #102,4209-99 Street, Edmonton, Alberta T6E 5V7, Canada,
                                                   since December 1996. Director, O'Donnell Investment
                                                   Management Corporation, 4100 Yonge Street, Suite 601,
                                                   Toronto, Ontario M2P 2B5, Canada, since April 1997.

W. Geoffrey Beattie, 40                            Deputy Chairman of Thomson since May 18, 2000. Director of
The Woodbridge Company Limited                     Thomson since May 1998. President of Woodbridge since 1998.
65 Queen Street West                               From 1990 to 1998, attorney (partner from 1993) at Torys
Toronto, Ontario M5H 2M8                           (formerly Tory, Tory, DesLauriers & Binnington). Director of
Canada                                             Playdium Entertainment Corporation since 1996. Director of
                                                   The Bioscience Corp. since 1996. Director of Genesis Organic
                                                   Inc. since 1996. Director of National Ballet of Canada since
                                                   1996.

                                                                 PRESENT PRINCIPAL OCCUPATION OR
                                                               EMPLOYMENT; MATERIAL POSITIONS HELD
                 NAME, AGE AND                                    DURING THE PAST FIVE YEARS AND
            CURRENT BUSINESS ADDRESS                                BUSINESS ADDRESSES THEREOF
------------------------------------------------   ------------------------------------------------------------
V. Maureen Kempston Darkes, 51                     Director of Thomson since May 1996. Chairman and General
General Motors of Canada Limited                   Manager, General Motors of Canada Limited ("GMCL"),
1908 Colonel Sam Drive                             1908 Colonel Sam Drive, Oshawa, Ontario L1H 8T7. Director of
Oshawa, Ontario L1H8T7                             CAMI Automotive Inc., POBox 1005, 300 Ingersoll Street,
Canada                                             Ingersoll, Ontario N5C 4A6, Canada. Director of the
                                                   Education Quality and Accountability Office (Ontario
                                                   Government), 2 Carlton Street, Suite 1200, Toronto, Ontario
                                                   M5B 2M9. Director of GMCL since August 1991. Vice President of GMCL from August 1991 to July 1994. Director, CN Rail,
                                                   935 de la Gauchetiere Street West, Montreal, Quebec, Canada
                                                   since March 1995. Director of Noranda, Inc., 181 Bay Street,
                                                   Suite 4100, 755 BCE Place, Toronto, Ontario M5J 2T3, Canada
                                                   since January 1998.

Steven A. Denning, 51                              Director of Thomson since January, 2000. Mr.Denning is
General Atlantic Partners                          currently a Managing Partner of General Atlantic Partners, a
Pickwick Plaza                                     private investment company. Prior to joining General
Greenwich, CT 06830                                Atlantic, Mr.Denning was a consultant with McKinsey & Co.
USA                                                Mr. Denning is also a director of Exult, Inc. and GT
                                                   Interactive Software Corporation. Member, Board of Trustees,
                                                   of Georgia Tech. Director of New York Nature Conservancy.
                                                   Director of Cancer Research Institute. Director of National
                                                   Parks & Conservation Association. Director of Stanford
                                                   Graduate School of Business Advisory Council. Director of
                                                   Xchanging. Director of Metapath Software Int'l. Director of
                                                   Eclipsys Corporation. Director of Talus Solutions. Director
                                                   of EXE Technologies.

John F. Fraser, 69                                 Director of Thomson since June 1989. Chairman of Air Canada,
Air Canada                                         355 Portage Avenue, Room 500, Winnipeg, Manitoba R3B 2C3 ,
Suite 500                                          Canada since August 1996. Director of Air Canada since 1989.
355 Portgage Avenue                                Vice Chairman of Russel Metals, Inc. ("Russel"), 1900
Winnipeg, Manitoba R3B 2C3                         Minnesota Court, Suite 210, Mississauga, Ontario L5N 3C9
Canada                                             Canada, from May, 1995 to May 1997. Chairman of Russel from
                                                   May 1992 to May 1995. Chairman and Chief Executive Officer
                                                   of Russel from May 1991 to May 1992. President and Chief
                                                   Executive Officer of Russel from May 1978 to May 1991.
                                                   Director, Bank of Montreal, First Bank Tower, First Canadian
                                                   Place, Toronto, Ontario M5X1A1, Canada, since January 1985.
                                                   Director, Manitoba Telecom, Services, Inc., 21(st) Floor,
                                                   333 Main Street, Winnipeg, Manitoba R3C 3V6, since May 1997.
                                                   Director, Shell Canada Limited, 400-4th Avenue S.W.,
                                                   Calgary, Alberta T2P 0J4, Canada, since April 1990.

                                                                 PRESENT PRINCIPAL OCCUPATION OR
                                                               EMPLOYMENT; MATERIAL POSITIONS HELD
                 NAME, AGE AND                                    DURING THE PAST FIVE YEARS AND
            CURRENT BUSINESS ADDRESS                                BUSINESS ADDRESSES THEREOF
------------------------------------------------   ------------------------------------------------------------
Richard J. Harrington, 53                          Director of Thomson since September 1993. President and CEO
The Thomson Corporation                            of Thomson since October 1997. Executive Vice-President of
Metro Center                                       Thomson September 1993 to October 1997. President and Chief
One Station Place                                  Executive Officer, Thomson Newspapers Group, Metro Center,
Stamford, CT 06902                                 One Station Place, Stamford, Connecticut 06902, July 1993 to
USA                                                October 1997. President and Chief Executive Officer, Thomson
                                                   Professional Publishing, Metro Center, One Station Place,
                                                   Stamford, Connecticut 06902, from June 1989 to July 1993.

Roger L. Martin, 43                                Director of Thomson since September, 1999. Dean of the
Rotman School of Management                        Joseph L. Rotman School of Management at the University of
105 St. George Street                              Toronto. Previously a director of Monitor Company from
Toronto, Ontario M5S 3E6                           January, 1996 to September, 1998. Co-head of the Monitor
Canada                                             Company in 1995 and 1996. Director of Celestica Inc., 844
                                                   Don Mills Rd., Toronto, Ontario, since July 1998.

Vance K. Opperman, 54                              Director of Thomson since September 1996. President and CEO
Key Investments Inc.                               of Key Investments Inc., 601 Second Avenue South, Suite
601 Second Avenue South                            5200, Minneapolis, MN 55402, since August 1996. Director;
Suite 5200                                         Chief Executive Officer and General Counsel, MSP
Minneapolis, MN 55402                              Communications, Inc. (magazine publisher) since December
USA                                                1996. President and Chief Operating Officer of West
                                                   Publishing Company ("West") between 1993 and 1996. General
                                                   Counsel of West prior to 1993. Served on West's Board of
                                                   Directors from 1992 to 1996.

David H. Shaffer, 57                               Director of Thomson since August 6, 1998. Chief Operating
The Thomson Corporation                            Officer of Thomson. Executive Vice President of Thomson
Metro Center                                       since May, 1998. Chairman of the Board and Chief Executive
One Station Place                                  Officer of Jostens Learning Corporation from July, 1995 to
Stamford, CT 06902                                 April, 1998, President of Dun & Bradstreet's Official
USA                                                Airline Guides, Inc. (OAG) and Vice Chairman of Thomas Cook
                                                   Travel Inc. President and Chief Executive Officer of
                                                   MacMillan Inc., and Chairman of OAG. Member of Maxwell
                                                   Communications Corporation PLC (MCC) board of directors.
                                                   Currently chairman of the board of T&S Incorporated. Board member and publisher of The Black Book Group. Member of the
                                                   Advisory Board of Kellogg Graduate School of Management at
                                                   Northwestern University, and trustee of the La Jolla Country
                                                   Day School.

David K.R. Thomson, 42                             Director of Thomson since April 1988. Deputy Chairman of
The Woodbridge Company Limited                     Woodbridge since June 1990.
65 Queen Street West
Toronto, Ontario M5H 2M8
Canada

                                                                 PRESENT PRINCIPAL OCCUPATION OR
                                                               EMPLOYMENT; MATERIAL POSITIONS HELD
                 NAME, AGE AND                                    DURING THE PAST FIVE YEARS AND
            CURRENT BUSINESS ADDRESS                                BUSINESS ADDRESSES THEREOF
------------------------------------------------   ------------------------------------------------------------
Richard M. Thomson, 66                             Director of Thomson since October 1984. Retired Chairman and
Toronto-Dominion Bank                              Chief Executive Officer of Toronto Dominion Bank ("TDM"),
Toronto-Dominion Bank Tower, 11th Floor            11th Floor, Toronto-Dominion Bank Tower, Toronto, Ontario
Toronto, Ontario M5K 1A2                           M5K 1A2, Canada since February 1998. Chairman and Chief
Canada                                             Executive Officer of TDM from May 1978 to February 1998.
                                                   Chief Executive Officer of TDM from 1978 to 1997. Director of Canada Pension Plan Investment Board, Toronto. Chairman
                                                   of Canadian Occidental Petroleum Ltd, Calgary. Director of
                                                   CGC Inc., Toronto. Director of INCO Limited, Toronto.
                                                   Director of S.C. Johnson & Son Inc., Racine, Wisconsin.
                                                   Director of Ontario Power Generation Inc., Toronto. Director
                                                   of The Prudential Insurance Company of America, Newark, New
                                                   Jersey.

Peter J. Thomson, 34                               Director of Thomson since January 1995. Deputy Chairman of
The Woodbridge Company Limited                     Woodbridge since February 1995.
65 Queen Street West
Toronto, Ontario M5H 2M8
Canada

David J. Hulland, 49                               Vice-President, Finance of Thomson since September 1999.
The Thomson Corporation                            Vice President, Group Controller, of Thomson, May 1993 to
Metro Center                                       September 1999. Group Controller of Thomson from 1977 to May
One Station Place                                  1993.
Stamford, Connecticut 06902
USA

Martin B. Jones, 48                                Vice President of Thomson since May 1993. Group Treasurer of
The Thomson Corporation                            Thomson since December 1984.
The Quadrangle, First Floor
180 Wardour Street
London WIA 4YG
England

Alan M. Lewis, 62                                  Treasurer of Thomson since May 1979.
The Thomson Corporation
Toronto Dominion Bank Tower, Suite 2706
P.O. Box 24
Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Canada

                                                                 PRESENT PRINCIPAL OCCUPATION OR
                                                               EMPLOYMENT; MATERIAL POSITIONS HELD
                 NAME, AGE AND                                    DURING THE PAST FIVE YEARS AND
            CURRENT BUSINESS ADDRESS                                BUSINESS ADDRESSES THEREOF
------------------------------------------------   ------------------------------------------------------------
Robert D. Daleo, 51                                Executive Vice President and Chief Financial Officer of
The Thomson Corporation                            Thomson since May, 1999. Executive Vice-President, Finance
Metro Center                                       and Business Development of Thomson from November 1997 to
One Station Place                                  May 1999. Senior Vice President, Finance and Business
Stamford, CT 06902                                 Development of Thomson from January 1997 to October 1997.
USA                                                Senior Vice President and Chief Operating Officer, Thomson
                                                   Newspapers, One Station Place, Metro Center, Stamford, CT
                                                   06902, from January 1996 to December 1997. Senior Vice
                                                   President and Chief Financial Officer, Thomson Newspapers,
                                                   from December 1994 to December 1995. Senior Vice President and General Manager, Sweets Group, McGraw-Hill Company, 1221
                                                   Avenue of the Americas, New York, New York 10020, until
                                                   November 1994.

Michael S. Harris, 50                              Senior Vice President, General Counsel and Secretary of
The Thomson Corporation                            Thomson since May, 1998. Vice President and General Counsel
Metro Center                                       of Thomson Holdings Inc. ("THI"), Metro Center, One Station
One Station Place                                  Place, Stamford, CT 06902, since June 1993. Assistant
Stamford, CT 06902                                 Secretary and Assistant General Counsel of THI from May 1989
USA                                                to June 1993. Vice President, Secretary and Director of
                                                   Purchaser since May, 2000.

Robert Christie, 46                                Executive Vice President of Thomson since March 2000. Senior
Thomson Learning                                   Vice President of Thomson from October 1998 to March 2000.
290 Harbor Drive                                   President and Chief Officer of Thomson Learning Group since
Stamford, CT 06902                                 February, 1998. President and Chief Executive Officer of
USA                                                Thomson & Thomson, 500 Victory Road, North Quincy MA, from
                                                   November 1996 to February 1998. President of Higher
                                                   Education Division, McGraw Hill Company, from August, 1994 to October, 1996.

Stuart M. Garner, 55                               Senior Vice President of Thomson since October 1998.
Thomson Newspapers Inc.                            President and Chief Executive Officer of Thomson Newspapers
2 Harbor Drive                                     Inc. since May, 1997.
Stamford, CT 06902
USA

Brian H. Hall, 52                                  Executive Vice President of Thomson since March 2000. Senior
Thomson Legal and Regulatory                       Vice President of Thomson from October 1998 to March 2000.
610 Opperman Drive                                 President and Chief Executive Officer of West Group from
Eagan, MN 55123                                    1996 to February 1999. President and Chief Executive Officer
USA                                                of Thomson Legal and Regulatory Group since February, 1999.
                                                   Formerly President and Chief Executive Officer of Thomson
                                                   Legal Publishing from 1995 to 1996.

                                                                 PRESENT PRINCIPAL OCCUPATION OR
                                                               EMPLOYMENT; MATERIAL POSITIONS HELD
                 NAME, AGE AND                                    DURING THE PAST FIVE YEARS AND
            CURRENT BUSINESS ADDRESS                                BUSINESS ADDRESSES THEREOF
------------------------------------------------   ------------------------------------------------------------
Patrick J. Tierney, 54                             Executive Vice President of Thomson since March 2000. Senior
Thomson Financial                                  Vice President of Thomson from October 1998 to March 2000.
Metro Center                                       President and Chief Executive Officer of Thomson Financial
One Station Place                                  since November 1999. President and Chief Executive Officer
Stamford, CT 06902                                 of Thomson's Reference, Scientific, and Healthcare Group
USA                                                from January 1997 to November 1999. Prior to joining
                                                   Thomson, President and Chief Executive Officer of Knight
                                                   Ridder Financial. President and Treasurer of Purchaser since
                                                   May, 2000.

Ronald H. Schlosser, 51                            Executive Vice President of Thomson since March 2000.
Thomson Scientific, Reference & Healthcare         President and Chief Executive Officer of Thomson's
Metro Center                                       Reference, Scientific and Healthcare Group since January
One Station Place                                  2000. President of Thomson Financial Publishing Group August
Stamford, CT 06902                                 1995 to December 1999.
USA

Theron S. Hoffman, 53                              Executive Vice President, Human Resources of Thomson since
The Thomson Corporation                            May, 1998. Senior Vice-President of Human Resources and
Metro Center                                       Services for General Reinsurance Corporation from 1991 to
One Station Place                                  April 1998. Trustee of the Yale-China Association.
Stamford, CT 06902
USA

John Kechejian, 53                                 Vice President, Investor Relations of Thomson since June
The Thomson Corporation                            1997. Vice President, Investor Relations of Asea Brown
Metro Center                                       Boveri from September 1971 to June 1997.
One Station Place
Stamford, CT 06902
USA

Joseph J. G. M. Vermeer, 54                        Vice President, Director of Taxes of Thomson since January
The Thomson Corporation                            1995. Partner in Peat Marwick Thorne, 40 King Street West,
Metro Center                                       Toronto, Ontario, Canada from 1977 to December 31, 1994.
One Station Place
Stamford, CT 06902
USA

Janey Loyd, 47                                     Vice President, Corporate Communications of Thomson since
The Thomson Corporation                            May 2000, Director of Corporate Communications of Thomson
Metro Center                                       from October 1999 to May 2000. Vice President, Marketing
One Station Place                                  Communications of LAI Worldwide from January 1998 to
Stamford, CT 06902                                 September 1999. Vice President, Business Development and
USA                                                Communications of TAM Brands Inc. from 1991 to September
                                                   1999.

                     CERTAIN INFORMATION CONCERNING PRIMARK

    As of June 9, 2000, Primark had 20,308,103 shares of Common Stock issued and outstanding, its only class of voting securities that would be entitled to vote for directors at a shareholder meeting if one were to be held, each share being entitled to one vote.

       INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PRIMARK

DIRECTORS AND EXECUTIVE OFFICERS OF PRIMARK

    KEVIN J. BRADLEY, 71, served as the Chairman of Corporate Investment Associates, Inc., an investment management firm from November 1990 to September 1995. From November 1985 until October 1990, he was a Limited Partner of Weiss Asset Management Limited Partnership, an investment management firm. From 1977 through November 1985, he served as Chairman and Chief Executive Officer of the Travelers Investment Management Company, a subsidiary of The Travelers Corporation (a financial services company). Mr. Bradley has been a director of Primark since 1981. He is Chairman of the Compensation Committee and a member of the Audit Committee of the Board.

    JOHN C. HOLT, 59, served as the President and Chief Executive Officer of TASC, Inc. ("TASC"), an applied information technology company and formerly a wholly owned subsidiary of Primark, and Executive Vice President of Primark from April 1994 until April 1, 1998. From April 1, 1998 until December 31, 1998,
Mr. Holt served as a consultant to TASC. From 1982 until January 1994, Mr. Holt held the position of Executive Vice President of The Dun & Bradstreet Corporation ("D&B"), an information services company, and served as a director of that company from 1985 until 1994. In addition, Mr. Holt was the former Chairman, President and Chief Executive Officer of the A. C. Nielsen Company, a marketing information company and a former affiliate of D&B. Mr. Holt has been a director of Primark since 1985. He is a member of the Nominating Committee of the Board.

    JOSEPH E. KASPUTYS, 63, has served as Chairman, President and Chief Executive Officer of Primark since May 1988. From June 1987 until May 1988, he served as President and Chief Operating Officer of Primark. Prior to joining Primark in June 1987, he was Executive Vice President of McGraw-Hill, Inc., a publishing and information services company. Prior to joining McGraw-Hill in 1985, he was President and Chief Executive Officer of Data Resources, Inc., an economic forecasting and consulting firm. Mr. Kasputys has been a director of Primark since 1987. He is a member of the Nominating Committee of the Board. Mr. Kasputys is also a director of Lifeline Systems, Inc., a company that develops and manufactures personal response products and provides related monitoring and other services, and New Era of Networks, Inc., a company that develops, markets and supports application integration software and provides application services.

    STEVEN LAZARUS, 68, is Managing Director of the ARCH Venture Partners L.P., a venture partnership investing in companies in the early stage of development, and has held that position since July 1994. From 1986 to 1994, he was President and Chief Executive Officer of Argonne National Laboratory/The University of Chicago Development Corporation ("ARCH"), which transforms scientific discoveries into viable high technology products and services. Prior to joining ARCH in October 1986, he was a Group Vice President at Baxter Travenol Laboratories, Inc., a manufacturer and distributor of hospital supplies and related medical equipment. Mr. Lazarus has been a director of Primark since 1987. He is Chairman of the Nominating Committee and a member of the Compensation Committee of the Board. Mr. Lazarus is also a director of Amgen Inc., a biotechnology company, and New Era of Networks, Inc., a company that develops, markets and supports application integration software and provides application services. He is also a director of First Consulting
Group, Inc., a provider of information technology and other consulting services to healthcare organizations.

    PATRICIA MCGINNIS, 52, is the President and Chief Executive Officer of the Council for Excellence in Government, a national membership organization of private sector leaders who have served as senior officials in government. She has held this position since June 1994. From 1982 until May 1994, she was a principal of the public affairs consulting firm, The FMR Group. Previously, she served in various senior policy positions in the federal government, including the Office of the Vice President, the Department of Health and Human Services, the Department of Commerce, the Office of Management and Budget and the Senate Budget Committee. Ms. McGinnis has been a director of Primark since 1995. She is a member of the Compensation Committee of the Board. She is also a director of Brown Shoe Company, Inc. in St. Louis, Missouri, a company that operates in the footwear industry.

    JONATHAN NEWCOMB, 53, is Chairman and Chief Executive Officer of Simon & Schuster, an educational, computer and English-language book publisher and publishing company and has held this position since January 1999. From
June 1994 until December 1998, he was President and Chief Executive Officer of that company and from January 1991 until May 1994, he served as its President and Chief Operating Officer. From November 1989 until December 1990,
Mr. Newcomb was Executive Vice President, Operations of that company. He has been a director of Primark since 1996. Mr. Newcomb is Chairman of the Finance Committee of the Board and a member of the Audit Committee. Mr. Newcomb is also a director of Marine Midland Bank.

    CONSTANCE K. WEAVER, 47, is Vice President-Investor Relations and Communications of AT&T Corp., a communications service company, a position she has held since March 1999. From May 1996 until March 1999, she held the position of Financial Vice President-Investor Relations of that company. From June 1995 to April 1996, she held the position of Senior Director--Investor Relations of Microsoft Corporation, a computer software company. From June 1993 through May 1995, she held the position of Vice President, Investor Relations of MCI Communications Corporation, a telecommunications company. From June 1991 until July 1993 and from January 1990 until May 1991, she held the position of Director, Investor Relations and Director, Corporate Communications, respectively, of that company. From 1988 until January 1990, she was the Executive Director, Business Week Executive Programs and Services Department for McGraw-Hill, Inc. Ms. Weaver has been a director of Primark since 1994. She is Chairwoman of the Audit Committee and a member of the Finance Committee of the Board. Ms. Weaver is also a director of Applied Digital Solutions, an e-business solutions provider offering Internet, telecom, LAN and software services to businesses throughout North America.

    STEPHEN H. CURRAN, 53, has served as Senior Vice President and Chief Financial Officer of Primark since 1988. In 1997 he was elected Executive Vice President and Chief Financial Officer.

    MICHAEL R. KARGULA, 52, has served as Senior Vice President, General Counsel and Secretary of Primark since 1988. In 1997 he was elected Executive Vice President, General Counsel and Secretary.

    STEVEN L. SCHNEIDER, 42, has served as President and Chief Executive Officer of Primark's Global e-Commerce division since April 19, 2000. From July 1998 to April 2000,
Mr. Schneider served as President and Chief Execuive Officer of the Primark Financial Information Division. From July 1995 through June 1998, Mr. Schneider served as President and Chief Executive Officer of Disclosure Incorporated and from February 1992 to July 1995, he served as Vice President of Investor Relations for Primark.

    WILLIAM J. SWIFT III, 48, has served as Vice President and Tax Counsel of Primark since 1988. In 1998 he was elected Senior Vice President.

    LINDA LUKE LEE, 43, has served as Vice President, Associate General Counsel and Assistant Secretary since April 1, 1999. She has been a member of Primark's legal staff in various senior level capacities since 1985.

    BRUCE FRASER, 50, has served as a member of Primark's tax department in various senior level capacities since 1988. In 1999 he was appointed Vice President of Tax.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    Members of the Board held an aggregate of seven regular meetings and two special meetings during 1999 and also served on standing committees of the Board. During 1999, no director attended less than 75% of the (i) total number of meetings held by the Board, and (ii) total number of meetings held by all committees of the Board on which the director served, except that Ms. Weaver attended 64% of such meetings. In addition to the Finance Committee, Primark has the following standing committees of the Board:

    AUDIT COMMITTEE--The Audit Committee, which held two meetings during 1999, recommends to the Board the selection of independent auditors; reviews the scope of the independent audit and auditors' fees; reviews the annual financial statements and audit results, including auditors' recommendations; reviews Primark's internal control system; reviews the scope of the internal audit procedures and results of those procedures; and reviews Primark's policies relating to business conduct.

    COMPENSATION COMMITTEE--The Compensation Committee held two meetings during 1999. The Compensation Committee establishes the salaries and other direct compensation for all officers of Primark, annually reviews and makes recommendations to the Board with respect to the compensation to be paid to outside directors of Primark, and administers certain incentive plans of Primark.

    NOMINATING COMMITTEE--The Nominating Committee, which held one meeting during 1999, is authorized to make recommendations to the Board concerning nominees for directors to be elected at Primark's Annual Meeting of Shareholders, nominees to fill vacancies on the Board, and policies relating to tenure and retirement of Primark's directors and successors to Primark's two highest ranking offices. The Nominating Committee accepts recommendations from shareholders of individuals to be considered as nominees for directors. In accordance with Primark's Articles of Incorporation, nominations for election to the Board of Directors at a meeting of the shareholders may be made by the Board of Directors, on behalf of the Board of Directors by the Nominating Committee, or by any shareholder of Primark entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the Board of Directors, shall be made by notice in writing, delivered to or mailed, and received by the Secretary of Primark at least 60 days but not more than 90 days prior to the anniversary date of the immediately preceding Annual Meeting. A shareholder's notice of nomination must contain certain information set forth in Primark's Articles of Incorporation concerning each person the shareholder proposes to nominate for election and the nominating shareholder. Shareholder nominations for election as directors at the 2000 Annual Meeting were required to be received by March 27, 2000 in order to be considered timely. No such nominations were received by that date.

                        SECURITY OWNERSHIP OF MANAGEMENT

    The following table sets forth the number of Shares of Primark and shares of common stock of ScoreLab, Inc., an indirect wholly owned subsidiary of Primark ("ScoreLab"), beneficially owned as of March 1, 2000 by each director, the chief executive officer and the four other most highly compensated executive officers, and all directors and executive officers of Primark as a group:

                                                     NUMBER OF SHARES       PERCENT OWNERSHIP
                                                   ---------------------   --------------------
NAME                                                PRIMARK    SCORELAB    PRIMARK    SCORELAB
----                                               ---------   ---------   --------   ---------
Kevin J. Bradley(1)..............................     73,145        --        .36%        --
Stephen H. Curran (2)(3).........................    297,167     1,000       1.45%       .12%
John C. Holt(2)..................................    594,144        --       2.85%        --
Michael R. Kargula (2)(3)........................    349,900     1,000       1.71%       .12%
Joseph E. Kasputys (2)(3)........................  2,196,870       667      10.22%       .08%
Steven Lazarus(1)................................    139,685        --        .69%        --
Patricia McGinnis(1).............................     65,345        --        .32%        --
Jonathan Newcomb(1)..............................     60,145        --        .30%        --
Steven L. Schneider (2)(3).......................    105,145     1,667        .52%       .20%
William J. Swift (2)(3)..........................    134,007        --        .66%        --
Constance K. Weaver (1)..........................     72,845        --        .36%        --
All directors and executive officers as a group
  (11 persons) (4)(5)............................  4,088,398     4,334      17.79%       .51%

------------------------

(1) Includes for Messrs. Bradley, Lazarus and Newcomb 72,485, 105,281 and 57,845 Shares, respectively, and for Mdmes. McGinnis and Weaver 65,345 and 72,845 Shares, respectively, which such directors have the right to acquire pursuant to the exercise of the options held by them under the Primark Corporation Stock Option Plan for Non-Employee Directors ("Director Plan") and Primark Corporation 1999 Stock Option Plan for Non-Employee Directors ("1999 Director Plan"). The Director Plan was terminated on May 26, 1999. Directors who are employees of Primark are not eligible to receive option grants under those plans.

(2) Includes 28,262 Shares for each of Messrs. Curran, Kasputys and Swift, 29,995 Shares for Mr. Kargula, and 12,987 Shares for Mr. Schneider allocated to the participant's account under the Primark Corporation Savings and Stock Ownership Plan (formerly the Primark Corporation Employee Stock Ownership
    Plan) ("Savings Plan"). Includes 144 Shares held by Mr. Holt under the
    TASC, Inc. Profit Sharing and Stock Ownership Plan. Also includes 3,391, 2,958 and 405 Shares held by Messrs. Curran, Schneider and Swift, respectively, under the Primark Corporation 1992 Employee Stock Purchase Plan ("ESPP").

(3) Includes 1,231,000, 165,270, 207,605, 89,200 and 56,845 Shares of the
    Company subject to stock options exercisable within 60 days of March 1, 2000 held by Messrs. Kasputys, Curran, Kargula, Schneider, and Swift, respectively, which options were granted under various plans of Primark. Also includes 667, 1,000, 1,000 and 1,667 shares of ScoreLab subject to stock options exercisable within 60 days of March 1, 2000 held by Messrs. Kasputys, Curran, Kargula and Schneider.

(4) Includes 2,755,726 Shares of Primark subject to stock options exercisable within 60 days of March 1, 2000 held by executive officers under various plans of Primark and 4,334 shares of ScoreLab subject to stock options exercisable within 60 days of March 1, 2000 under the ScoreLab, Inc. 1999 Stock Option Plan, respectively.

(5) Includes 127,768 Shares for all the executive officers which are held under the Savings Plan. As to Shares held in the Savings Plan, such executive officers possess both voting and dispositive power with respect to all such Shares. Non-employee directors of Primark are not eligible to participate in this plan. Also includes 6,754 Shares held by the executive officers as a group which are held under the ESPP.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

    Based on information filed with the SEC on Schedule 13Gs, certain information is set forth below with respect to beneficial owners of more than five percent of the Shares (see also "Security Ownership of Management"):

                                                                NUMBER       PERCENT OF CLASS
NAME AND ADDRESS                                               OF SHARES    AS OF MARCH 1, 2000
----------------                                              -----------   -------------------
GeoCapital, LLC.............................................  2,022,728(1)          9.98%
  767 Fifth Avenue
  45th Floor
  New York, NY 10153-4590

Dimensional Fund Advisors Inc...............................  1,377,700(2)          6.80%
  1299 Ocean Avenue
  11th Floor
  Santa Monica, CA 90401

Waddell & Reed Investment Management Company................  1,040,200(3)          5.13%
Waddell & Reed, Inc.
Waddell & Reed Financial Services, Inc.
Waddell & Reed Financial, Inc.
  6300 Lamar Avenue
  P.O. Box 29217
  Shawnee Mission, KS 66201-9217

Albert Fried Jr.............................................  1,493,000(4)          7.37%
  40 Exchange Place
  New York, NY 10005

------------------------

(1) Sole dispositive power is claimed with respect to 2,022,728 Shares.

(2) Sole voting and sole dispositive power is claimed with respect to 1,377,700 Shares. Dimensional Fund Advisors Inc. ("Dimensional") furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds." In its role as investment adviser or manager, Dimensional possesses voting and/or investment power over the Shares that are owned by the Funds. All 1,377,700 Shares are owned by the Funds and Dimensional disclaims beneficial ownership thereof.

(3) Sole voting and sole dispositive power is claimed with respect to 1,040,200 Shares. The securities reported herein are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by Waddell & Reed Investment Management Company, an investment advisory subsidiary of Waddell & Reed, Inc. ("WRI"). WRI is a broker-dealer and underwriting subsidiary of Waddell & Reed Financial Services, Inc., a parent holding company ("WRFSI"). WRFSI is a subsidiary of Waddell & Reed Financial, Inc., a publicly traded company.

(4) Sole voting and sole dispositive power is claimed with respect to 1,313,400 Shares. Shared voting and shared dispositive power is claimed with respect to 179,600 Shares held by Albert Fried & Company, LLC.

                             EXECUTIVE COMPENSATION

    The following table ("Summary Compensation Table") sets forth the compensation paid or awarded for performance during the last three completed fiscal years by Primark or a subsidiary to Primark's chief executive officer and the other four most highly compensated executive officers of Primark.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
                                           --------------------------------------      -----------------------------------
                                                                                                AWARDS            PAYOUTS
                                                                                       ------------------------   --------
                                                                                              SECURITIES
                                                                        OTHER                 UNDERLYING
                                                                       ANNUAL                OPTIONS (#)            LTIP
NAME AND                                    SALARY     BONUS        COMPENSATION       ------------------------   PAYOUTS
PRINCIPAL POSITION                YEAR       ($)        ($)              ($)            PRIMARK       SCORELAB      ($)
------------------              --------   --------   --------      -------------      ---------      ---------   --------
Joseph E. Kasputys............    1999     650,000    404,820                  (1)             0        2,000           0
  Chairman, President and         1998     641,250    442,500(3)               (1)             0           --           0
  Chief Executive Officer         1997     609,583    146,601                  (1)     1,000,000           --           0

Stephen H. Curran.............    1999     248,750    103,800                  (4)        15,000        3,000           0
  Executive Vice President and    1998     242,500    115,500(3)               (4)        41,000(5)        --           0
  Chief Financial Officer of      1997     232,500     37,345                  (1)        23,000           --           0
  Primark

Michael R. Kargula............    1999     261,124    122,614                  (4)        15,000        3,000           0
  Executive Vice President,       1998     254,250    136,738(3)               (4)        41,500(5)        --           0
  General Counsel and             1997     244,750     43,980                  (1)        25,000           --           0
  Secretary of Primark

Steven L. Schneider(6)........    1999     348,858    350,000           293,541(7)       100,000        5,000           0
  President and Chief             1998     276,941     50,000            83,356           40,000           --      66,296
  Executive                       1997          --         --                --               --           --          --
  Officer of Primark Financial
  Information Division

William J. Swift..............    1999     147,625     34,541                  (4)         7,500           --           0
  Senior Vice President           1998     143,375     36,969(3)         62,564           11,000(5)        --           0
  of Primark                      1997     137,250     14,467            15,171(4)         7,500           --           0


                                  ALL OTHER
NAME AND                        COMPENSATION
PRINCIPAL POSITION                   ($)
------------------              -------------
Joseph E. Kasputys............       7,677(2)
  Chairman, President and            7,877
  Chief Executive Officer            7,627
Stephen H. Curran.............       6,724(2)
  Executive Vice President and       6,924
  Chief Financial Officer of         6,674
  Primark
Michael R. Kargula............       6,604(2)
  Executive Vice President,          6,804
  General Counsel and                6,554
  Secretary of Primark
Steven L. Schneider(6)........       4,175(2)
  President and Chief                3,200
  Executive
  Officer of Primark Financial
  Information Division
William J. Swift..............       5,783(2)
  Senior Vice President              5,983
  of Primark                         5,733

------------------------

(1) While the executive officers received other compensation in the form of perquisites, such perquisites do not exceed the lesser of $50,000 or 10% of each executive officer's total annual salary and bonus for the relevant fiscal year as reported for such executive officer herein.

(2) Includes matching contributions of $4,800 under the Savings Plan for each of Messrs. Kasputys, Curran, Kargula, and Swift and $4,175 for Mr. Schneider. Includes $2,877, $1,924, $1,804 and $983 for Messrs. Kasputys, Curran, Kargula, and Swift respectively, representing the premium amounts paid by Primark for executive life insurance on behalf of such executive officers.

(3) Includes special bonuses of $150,000, $42,000, $50,000 and $12,500 awarded to Messrs. Kasputys, Curran, Kargula, and Swift, respectively, in connection with the consummation of the sale of TASC to Litton Industries, Inc.

(4) Pursuant to the terms of the Primark Corporation 1988 Incentive Plan ("Incentive Plan"), Messrs. Curran, Kargula and Swift borrowed the principal amount of $216,647, $393,772 and $895,485, respectively, from Primark in connection with the exercise of stock options and Mr. Kasputys borrowed certain amounts from Primark for payment of income taxes in connection with the grant of stock to Mr. Kasputys under the Incentive Plan. The loans made to Messrs. Kasputys, Curran, Kargula, and Swift under the Incentive Plan are interest-free; evidenced by promissory notes; secured by 40,605, 13,000, 26,931 and 44,372 Shares, respectively. Subject to annual repayments by

    Mr. Kasputys, his loan is fully payable on December 31, 2001.
    Messrs. Curran's, Kargula's and Swift's loans are fully repayable on December 16, 2004. The largest aggregate amount of indebtedness outstanding thereunder in 1999 for Mr. Kasputys was $443,781, of which $378,441 was outstanding on March 29, 2000. The largest aggregate amount of indebtedness outstanding under the loans for Messrs. Curran, Kargula, and Swift in 1999 and as of March 29, 2000 was $216,647, $393,772 and $895,845, respectively.
    In addition, the amount includes $49,699 and $43,744 for the fiscal years ended December 31, 1998 and December 31, 1999 for imputed interest with respect to Mr. Swift's loan referred to above.

(5) Includes 6,000, 6,500 and 3,500 Shares subject to option for
    Messrs. Curran, Kargula and Swift, respectively, which options vest in three annual installments with the first installment having vested in February 1999. The options were granted in exchange for the executive officers' agreement to accept a 50% reduction in the amount of their respective merit increases in fiscal years 1998, 1999 and 2000 and were granted at an option exercise price of $42.50 per Share.

(6) Mr. Schneider was not an executive officer for purposes of the Summary Compensation Table during fiscal year 1997. While Mr. Schneider is not an elected officer of Primark, he is involved in the formulation of policy affecting Primark and its subsidiaries in his capacity as President and Chief Executive Officer of Primark Financial Information Division ("PFID").

(7) In connection with Mr. Schneider's relocation to England in October 1998 to assume the position of President and Chief Executive Officer of PFID, the Company agreed to provide Mr. Schneider with certain expatriate benefits, including housing allowance in 1999 of $164,787 and a cost of living allowance in the amount of L12,450 per month. In addition, Primark provides Mr. Schneider with an automobile in London, certain tax equalization and insurance benefits and return trips to the United States for Mr. Schneider and his family. The amount does not include the tax equalization amount that Mr. Schneider will receive with respect to fiscal year 1999. Such amount has not been determined as of the date of the proxy statement.

                       OPTION GRANTS IN LAST FISCAL YEAR

    Set forth below is information concerning the grant of stock options of Primark and ScoreLab to each of the persons named on the Summary Compensation Table during 1999.

                                                                                                GRANT DATE
                                                  INDIVIDUAL GRANTS                                VALUE
                          ------------------------------------------------------------------   -------------
                             NUMBER OF        % OF TOTAL
                            SECURITIES         OPTIONS
                            UNDERLYING        GRANTED TO     EXERCISE OR                        GRANT DATE
                              OPTIONS         EMPLOYEES      BASE PRICE       EXPIRATION          PRESENT           DATE OF
NAME                      GRANTED (#) (1)   IN FISCAL YEAR     ($/SH)            DATE          VALUE ($) (2)    EXERCISABILITY
----                      ---------------   --------------   -----------   -----------------   -------------   -----------------
PRIMARK
Joseph E. Kasputys......             0              0            --               --               --                 --
Stephen H. Curran.......        15,000           2.10%         20.8125     February 23, 2009       195,929     February 24, 1999
Michael R. Kargula......        15,000           2.10%         20.8125     February 23, 2009       195,929     February 24, 1999
Steven L. Schneider.....       100,000(3)       14.00%         26.0625      January 11, 2009     1,529,869      January 12, 2000
William J. Swift........         7,500           1.05%         20.8125     February 23, 2009        97,964     February 24, 1999

SCORELAB
Joseph E. Kasputys......         2,000(3)        1.77%          8.00        December 5, 2009         7,258      December 6, 1999
Stephen H. Curran.......         3,000(3)        2.65%          8.00        December 5, 2009        10,887      December 6, 1999
Michael R. Kargula......         3,000(3)        2.65%          8.00        December 5, 2009        10,887      December 6, 1999
Steven L. Schneider.....         5,000(3)        4.42%          8.00        December 5, 2009        18,145      December 6, 1999
William J. Swift........             0              0            --               --               --                 --

------------------------

(1) All stock options have a ten-year term.

(2) As suggested by the SEC's rules on executive compensation disclosure, Primark used the Black-Scholes model of option valuation to determine grant date present value of Primark stock options. The following assumptions were made for purposes of calculating the Grant Date Present Value of Primark stock options: an option term of ten years, volatility ranging from 42.33% to 42.76%, dividend yield at 0%, interest rate ranging from 5.21% to 5.53% and a vesting discount which utilized a 3% risk of forfeiture of .9412.

    Primark used the minimum value model which is an adaptation of the Black-Scholes model of option valuation used to value options on nonpublic company stock to determine grant date present value of ScoreLab stock options. The following assumptions were made for purposes of calculating the Grant Date Present Value of ScoreLab stock options: an option term of ten years, volatility of .1%, dividend yield at 0%, interest rate of 6.5% and a vesting discount which utilized a 3% risk of forfeiture of .9703.

    Primark does not advocate or necessarily agree that the Black-Scholes model or any adaptation of the Black-Scholes model can properly determine the value of an option.

(3) The stock options vest in three equal annual installments with the first installment vesting on the Date of Exercisability as noted in the table above.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

    Set forth below is information concerning the value of unexercised in-the-money stock options held on December 31, 1999 by each person named in the Summary Compensation Table.

                                                                                 NUMBER OF
                                                                           SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                          SHARES                            UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                                         ACQUIRED                              AT FY-END (#)               AT FY-END ($)(2)
                                            ON             VALUE        ---------------------------   ---------------------------
NAME                                   EXERCISE (#)   REALIZED ($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                   ------------   ---------------   -----------   -------------   -----------   -------------
PRIMARK
Joseph E. Kasputys...................         0                 0         931,000        500,000       7,820,688             0
Stephen H. Curran....................         0                 0         138,230         20,770       1,329,626             0
Michael R. Kargula...................         0                 0         180,395         21,105       1,909,502             0
Steven L. Schneider..................         0                 0          52,240        130,760         290,364       186,138
William J. Swift.....................     6,000           122,250          53,155          2,345         430,375             0

SCORELAB
Joseph E. Kasputys...................         0                 0             667          1,333           5,336        10,664
Stephen H. Curran....................         0                 0           1,000          2,000           8,000        16,000
Michael R. Kargula...................         0                 0           1,000          2,000           8,000        16,000
Steven L. Schneider..................         0                 0           1,667          3,333          13,336        26,664
William J. Swift.....................        --                --              --             --              --            --

------------------------

(1) With respect to Primark Common Stock, the "Value Realized" is equal to the difference between the option exercise price and the fair market value of Primark's Common Stock on the NYSE on the date of exercise.

(2) With respect to Primark Common Stock, the value is based upon the $27.8125 closing price of a share of Primark's Common Stock on the NYSE at December 31, 1999, minus the exercise price. With respect to ScoreLab shares, the value is based upon a report prepared by an independent third party advisor.

DIRECTORS' COMPENSATION

    During 1999, each director who was not an employee of Primark or of any of its subsidiaries received as compensation for the director's services an annual retainer of $20,000. The fee for each Board meeting and committee meeting attended by a non-employee director is $1,500 and $750, respectively; provided, however, that if a committee meeting is held on a date when no Board meeting is held, each non-employee director who is a member of the committee is entitled to receive $1,500 for each such meeting attended. Directors who are employees of Primark do not receive compensation for their services as directors. In addition, non-employee directors of Primark automatically receive on an annual basis a non-qualified stock option to acquire 7,500 Shares under the Director Plan. Such plan was terminated effective May 26, 1999. Pursuant to the terms of the new 1999 Director Plan, non-employee directors of Primark automatically received a stock option covering 22,500 Shares of Primark Common Stock. Under the 1999 Director Plan, non-employee directors were also entitled to elect to exchange stock options for the annual cash retainer and meeting fees payable to the directors for the 12 month period beginning July 1, 1999 and ending
June 30, 2000. Current non-employee directors of Primark will not receive any further grants under the 1999 Director Plan for a three-year period.

    Primark maintains the Primark Corporation Supplemental Death Benefit and Retirement Income Plan, which covers certain key officers and non-employee directors of Primark. Under the Primark Corporation Supplemental Death Benefit and Retirement Income Plan, in the event of the death of a non-employee director prior to his or her retirement from the Board, the director's surviving spouse is entitled to a lump sum payment of $150,000 payable at the time of the director's death. The Primark Corporation Supplemental Death Benefit and Retirement Income Plan also provides that a non-employee director can elect to receive either (i) a supplemental retirement benefit of $15,000 annually (payable in monthly installments) for each of the ten years following such director's retirement at age 65 or older, or (ii) a post-retirement death benefit of $150,000 payable to such director's surviving spouse upon the death of the director if such death occurs after the director's retirement on or after attaining age 65. No benefits are to be payable under the plan unless the director has been a member of Primark's Board of Directors for at least five years. Additionally, a non-employee director leaving the Board after a change of control would be entitled to receive a cash payment of $150,000. A non-employee director receiving this payment would not be entitled to receive any other payments under the Primark Corporation Supplemental Death Benefit and Retirement Income Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of the Board of Directors ("Committee") is composed entirely of non-employee directors. The three directors comprising the Committee are Mr. Kevin J. Bradley, Chairman, Mr. Steven Lazarus and
Ms. Patricia McGinnis.

COMPENSATION COMMITTEE REPORT

    The Compensation Committee ("Committee") establishes the salaries and other direct compensation payable to the executive officers of Primark and has oversight responsibility for administering certain incentive plans applicable to such employees. In this connection, the Committee regularly reviews Primark's executive compensation programs and policies; establishes Primark's strategic compensation objectives; and monitors and evaluates the design and effectiveness of Primark's executive compensation programs. The Committee believes that executive compensation should not be based strictly on mechanical formulas, statistical data or the like, since the rigid application of such quantitative performance measures would eliminate important qualitative factors critical to long-term strategic performance. Instead, it is the Committee's view that the discretion to apply business judgments is critical to executive compensation programs that relate compensation to performance. Accordingly, no assigned weight is given to the factors reviewed by the Committee with regard to compensation adjustment for executive officers and the chief executive officer of Primark. All members of the Committee are non-employee directors of Primark.

    Competitive salary levels comparable to other well-managed companies and a salary structure reflecting internal equity among employees are set as the cornerstones of Primark's compensation policies. In addition to the foregoing, the compensation program for executive officers has been designed to:

    - reward the achievement of strategic business initiatives and goals

    - align a portion of compensation with Primark's overall corporate performance

    - attract and retain talented executives who are critical to Primark's long-term growth and success

    - align the interests of executive officers with the long-term interests of shareholders.

    The Committee seeks to align total compensation for Primark's executive officers with corporate performance, and for this reason a significant portion of executive compensation is variable. The key elements of Primark's direct compensation to executive officers consist of base salary, an annual incentive and a long-term incentive as further discussed below.

BASE SALARY

    Generally, base salaries of executive officers first entering the position are between the 50th and 75th percentile of starting salaries for such officers at comparable companies reflecting the high standards Primark sets in recruiting and promoting officers. Adjustments are considered to account for individual experience, internal equity and external market comparisons. Increases to base salary are determined by a subjective analysis which takes into account Company performance in the general sense, a perception of the executive's individual performance during the annual evaluation period, future potential and competitive compensation conditions. Moreover, current market data and compensation trends for comparable companies are taken into account. With respect to the measurement of an executive officer's individual performance, consideration is given to such officer's scope of responsibility, his or her demonstrated contribution and commitment to achieving Primark's strategic objectives and direction, both individually and as a member of a management team, the day-to-day effectiveness of each executive in managing Primark's business and in providing leadership to Primark's and its subsidiaries' personnel, and the executive's sustained performance over a period of time. For fiscal year 1999, the Committee gave particular consideration to leadership skills and business knowledge; the role of the executive officer with respect to implementing Primark's plans in becoming Year 2000 compliant; the new role that the executive officers must assume with respect to Primark's restructured organization; individual efforts, contributions and experience with respect to operating the consolidated Company as a global entity in a competitive worldwide market; execution of strategic decisions; the length of the executive officer's service and the need to retain the executive officer's talent to focus and build Primark's information services line-of-business in an e-commerce and rapidly changing marketplace.

    The key performance measurements relied upon by the Committee in determining the chief executive officer's compensation for 1999 was its assessment of the chief executive officer's ability and dedication to enhancing the long-term value of Primark by continuing to provide the leadership and vision that he has provided throughout his tenure as chief executive officer. In addition to the factors described above, the Committee also considered the following in determining the chief executive officer's 1999 compensation: the development and implementation of an aggressive business strategy with a focus on Primark's financial and information division; the identification of critical initiatives and implementation of strategic decisions to position the company to compete in the twenty-first century; the implementation of company-wide programs designed to enhance a global identity for the consolidated company; the development of a uniform company protocol with an emphasis on customer service; the continued development of integrated product-lines linking Primark's subsidiaries throughout the United States and worldwide; the implementation of centralized initiatives to enhance competitiveness and improve efficiencies and profitability; the extent to which strategic business plan goals were met; his contribution in achieving long-term financial and non-financial objectives; his role in promoting corporate social responsibility and global corporate citizenship; his initiatives with respect to promoting employee growth and corporate maturity to achieve stated goals and maintain job satisfaction; and the level of compensation paid to chief executives with comparable levels of experience, responsibilities and qualifications. Notwithstanding the foregoing, the Committee accepted the chief executive officer's recommendation to maintain his 1999 base salary at the level in effect at the end of 1998.

ANNUAL INCENTIVE

    In general, Primark's annual incentive plan is comprised of a cash bonus plan. Payment to executive officers under such plan in 1999 was measured by Primark's achievement of certain pre-determined net income goals. The net income goals for Primark and its subsidiaries are recommended to the Committee by senior management on the basis of a corporate plan. Based on the plan prepared by each subsidiary as consolidated within its operating division, the corporate plan is reviewed and approved by the Board of Directors. The net income goals are subject to adjustment for acquisitions, dispositions or other significant events not contemplated by the corporate plan. Moreover, the net income goals are subject to adjustment to reflect a difference in the timing of the planned sale of certain subsidiaries. If the net income goals are met, awards to executive officers range from 22.5% to 60% of salary. The amount of bonus may increase or decrease depending upon the extent by which actual results vary from the net income goals, provided, however, that except for the chief executive officer, no executive officer participating in the annual incentive plan may receive bonus payments totaling more than 150% of the target bonus amount.

    For Mr. Schneider, the amount of bonus payable to him is based upon the achievement of certain specified net income goals and discretionary factors. If Mr. Schneider met his specified goals, he was eligible to receive an annual bonus. In connection with Mr. Schneider's agreement to assume the position of President and Chief Executive Officer of PFID, Mr. Schneider was guaranteed an annual minimum 1999 bonus of $50,000.

    The bonus amount payable to the chief executive officer of Primark is determined and calculated in the same manner as described above with respect to Primark's cash bonus plan, except that in no event shall such bonus be greater than $1,000,000 or be less than $120,000 per year.

LONG-TERM INCENTIVE

    The grant of stock options is the principal long-term program utilized by Primark to attract and retain talented executive officers and to strengthen the mutuality of interest between such officers and shareholders of Primark. Stock options are granted at 100 percent (or higher) of the fair market value of the Common Stock on the date of grant to ensure that executives are rewarded only for appreciation in the price of such stock. While all executive officers are eligible to receive stock options, participation in each annual grant, as well as the size of the grant, is determined through a subjective analysis of individual performance, corporate performance in the general sense, a perception of an executive officer's future potential and competitive practices. In accordance with the Committee's philosophy on executive compensation and with consideration of the foregoing factors, options were granted to the executive officers at levels consistent with past practices. No Primark stock options were granted to the chief executive officer in 1999 since options were granted to him in connection with Primark's execution of an Employment Agreement dated
January 7, 1997, as amended between the chief executive officer and Primark (the "Employment Agreement").

CONCLUSION

    The Committee believes that Primark's executive compensation programs closely align each executive's total compensation with individual and corporate performance and shareholder returns, while providing a balanced compensation mix between base pay and incentives that is market and performance driven. With respect to the provisions of the Internal Revenue Code of 1986, as amended ("Code"), limiting the deductibility of executive compensation in excess of $1 million, Primark has not adopted a policy that requires the Committee to qualify executive compensation for deductibility under the Code. The Committee believes that the tax impact of any compensation arrangement should not be the dispositive factor in such determination but may be considered in light of overall compensation philosophy. Accordingly, although the Committee intends to establish executive officer compensation programs that maximize tax deductions, it will do so only when such actions are consistent with its compensation philosophy and the best interests of Primark and its shareholders. Consistent with the foregoing philosophy, the Committee does consider the net cost to Primark in making compensation decisions.

Compensation Committee

Kevin J. Bradley, Chairman            Steven Lazarus                      Patricia McGinnis

                               PERFORMANCE GRAPHS

    Set forth are two Performance Graphs comparing the cumulative total shareholder return on Primark's Common Stock with the cumulative total return of the Standard & Poor's ("S&P") Small Cap 600 Index and the S&P Technology Service (Data Processing) Small Cap Index.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
             AMONG PRIMARK CORPORATION, S&P SMALL CAP 600 INDEX AND
          S&P TECHNOLOGY SERVICE (DATA PROCESSING) SMALL CAP INDEX(1)
                         DURING THE TENURE OF PRIMARK'S
                           CHIEF EXECUTIVE OFFICER(2)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                    S&P TECHNOLOGY SERVICE (DATA
      PRIMARK CORPORATION  S&P SMALL CAP 600 INDEX   PROCESSING) SMALL CAP INDEX
1987               100.00                   100.00                        100.00
1988               162.00                    97.00                        107.00
1989               232.00                   111.00                        112.00
1990               162.00                    85.00                         64.00
1991               260.00                   126.00                        102.00
1992               361.00                   152.00                        105.00
1993               275.00                   180.00                        111.00
1994               321.00                   172.00                        169.00
1995               734.00                   223.00                        195.00
1996               606.00                   271.00                        314.00
1997               995.00                   340.00                        309.00
1998               664.00                   336.00                        411.00
1999               680.00                   378.00                        357.00

------------------------

(1) Assumes that the value of the investment in Primark Common Stock and each index was $100 on December 31, 1987 and that all dividends were reinvested.

(2) Prior to May 1988, Primark was a public utility holding company since it owned all of the issued and outstanding common stock of Michigan Consolidated Gas Company ("MichCon"). In May 1988, Primark distributed to its shareholders approximately 95% of the outstanding common stock of MichCon and, thereafter, sold the remaining 5% of such shares. For purposes of this Performance Graph and in accordance with the SEC's interpretations, the spin off of MichCon by Primark has been treated as a special dividend and is reflected in the Performance Graph in accordance with the rules adopted by S&P for special dividends, with the value of such dividends assumed to be reinvested in Primark's Common Stock.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
               AMONG PRIMARK CORPORATION, S&P SMALL CAP 600 INDEX AND
            S&P TECHNOLOGY SERVICE (DATA PROCESSING) SMALL CAP INDEX(1)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                                          S&P TECHNOLOGY
                                                                  SERVICE (DATA
      PRIMARK CORPORATION  S&P SMALL CAP 600 INDEX  PROCESSING) SMALL CAP INDEX
1994               100.00                   100.00                       100.00
1995               229.00                   130.00                       115.00
1996               189.00                   158.00                       187.00
1997               310.00                   198.00                       183.00
1998               207.00                   195.00                       244.00
1999               212.00                   220.00                       212.00

------------------------

(1) Assumes that the value of the investment in Primark Common Stock and each index was $100 on December 31, 1994 and that all dividends were reinvested.

EMPLOYMENT AGREEMENTS AND OTHER ARRANGEMENTS

    Mr. Kasputys serves as Chairman, President and Chief Executive Officer of Primark pursuant to an Employment Agreement which was approved by the shareholders at the 1997 Annual Meeting of Shareholders. Pursuant to the terms of the Employment Agreement, Mr. Kasputys is employed as the Chairman, President and Chief Executive Officer of Primark until December 31, 2001 at a minimum annual salary of $602,000 and is eligible to receive a bonus (see "Compensation Committee Report"). Mr. Kasputys is entitled to participate in (i) retirement and other employee benefit plans, (ii) insurance and fringe benefits provided by Primark, including the use of an automobile for business purposes, (iii) up to $10,000 annually as reimbursement for expenses incurred in obtaining tax and estate planning assistance, and (iv) annual retirement compensation for life in an amount equal to 55% of his salary (excluding his bonus but including all amounts paid under Primark's defined benefit plan) during the final year prior to the date he retires at age 62 or later. If Mr. Kasputys predeceases his spouse at the time of his retirement or thereafter, his spouse is entitled to 60% of Mr. Kasputys' annual retirement compensation as calculated in the preceding sentence. If Mr. Kasputys dies prior to his retirement, his spouse is entitled to 50% of his final salary until such time as Mr. Kasputys would have become 65 and annual payments of 33% of such salary thereafter for life. Although the retirement benefits are paid solely from corporate assets, it is expected that such costs would be recovered over time through Primark-owned life insurance on Mr. Kasputys. Any termination by the Board of Mr. Kasputys' employment (other than termination for "cause" (as defined in the Employment Agreement) by a two-thirds vote of all of the members of the

Board) does not prejudice Mr. Kasputys' right to compensation or other benefits under the Employment Agreement and all options granted to Mr. Kasputys become exercisable. Termination other than termination for cause by a two-thirds vote of all of the members of the Board would result in liability for liquidated damages in an amount equal to two times the amount of Mr. Kasputys' annual salary and the bonus paid to him in the year prior to termination (on a pro-rated basis) as well as health, life and disability insurance for a period of two years in the same amounts provided prior to termination. Mr. Kasputys is also subject to certain non-solicitation, nondisclosure and noncompete provisions as set forth in the Employment Agreement.

    Messrs. Curran and Kargula receive certain non-contributory supplemental death and retirement benefits. The pre-retirement death benefit payable to the executive's surviving spouse will equal, per annum, 50% of the executive's final salary until such time as the executive would have reached age 65; thereafter, payments will equal, per annum, 20% of such salary until the executive would have reached age 75. At retirement the executive may elect to receive
(i) supplemental retirement income equal to 20% of such executive's final salary for each of the first ten years following retirement; or (ii) other available post-retirement benefits which are actuarially equivalent to the foregoing ten-year payment option. Although the supplemental death and retirement benefits are paid solely from general corporate assets, it is expected that such costs would be recovered over time through Company-owned life insurance on the participants.

    Each of the executive officers named in the Summary Compensation Table has entered into a separate change of control agreement. The change of control agreements provide that in the event of a change of control of Primark or if a potential change of control exists while the executive is an employee of Primark and the executive's employment is terminated other than for certain specified events, Primark will pay to the executive an amount generally equal to three times the average annual compensation paid to such executive during the lesser of (i) five calendar years preceding the date of termination if prior to a change of control, or the date of the change of control of Primark if such has occurred by the time of termination; or (ii) the portion of such five year period during which Primark existed and the executive was an employee of Primark if the executive's employment is terminated by Primark without cause within three years after a change of control. The change of control agreements may be unilaterally rescinded or amended by the Board of Directors of Primark without the consent of the executive prior to a change of control or the occurrence or threat of actions potentially leading to a change of control.

CERTAIN TRANSACTIONS

    Datastream International Limited ("Datastream") and ICV Limited ("ICV") were parties to a transaction with Zon Ltd. pursuant to which Zon provided such companies with office furniture in 1999 for approximately $170,000, excluding taxes. Both Datastream and ICV are subsidiaries of Primark. Zon Ltd. is owned and operated by Mr. David Taylor's father-in-law. Mr. Taylor is a former director of Primark, having resigned on February 23, 2000.

    In connection with Primark's acquisition of ICV in October 1996, Primark issued promissory notes to certain of the former owners of ICV. The promissory note issued in favor of Mr. Taylor in the principal amount of $5,500,000 was assigned to his wife and subsequently presented for payment in February 1999. On February 24, 1999, Primark made a payment to Mrs. Taylor of $5,543,565 comprising the principal amount and accrued interest and the note was cancelled. Interest payments made on the note in 1999 totaled $118,235.

    Mr. David Taylor provides consulting services to Primark pursuant to the terms of a consulting agreement. In this connection, he assists Primark with strategy development, acquisitions, joint ventures, information content partnerships and major client relationships. Mr. Taylor is paid L100,000 annually and is eligible for a L50,000 performance related bonus of which L25,000 is guaranteed annually. Mr. Taylor also received L25,000 to cover certain out-of-pocket expenses.

    Primark is discussing with Mr. Taylor a possible investment of approximately $1,000,000 in one of Primark's subsidiaries. No definitive agreement has been reached and there can be no assurance that such an agreement will be reached.